HUDBAY MINERALS INC.

and

ROCKCLIFF METALS CORPORATION

__________________________________________

ARRANGEMENT AGREEMENT
__________________________________________

June 19, 2023

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 19, 2023,

BETWEEN:

HUDBAY MINERALS INC., a corporation existing under the laws of Canada ("Hudbay")

- and -

ROCKCLIFF METALS CORPORATION, a corporation existing under the laws of the Province of Ontario

(the "Company")

RECITALS:

A. Hudbay desires to acquire all of the outstanding Company Shares pursuant to the Arrangement as provided in this Agreement.

B. The Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario).

C. The Special Committee, after receiving financial and legal advice and the Special Committee Fairness Opinion, has unanimously determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company and recommended to the Company Board that the Company Board (a) approve this Agreement and the Arrangement, and (b) recommend that the Company Shareholders vote in favour of the Arrangement.

D. The Company Board, after receiving financial and legal advice and the Company Board Fairness Opinion and the recommendation of the Special Committee, (a) has unanimously determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company, and (b) has resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution.

E. Hudbay has entered into the Company Voting Agreements with the Company Locked-up Shareholders pursuant to which, among other things, such Company Locked-up Shareholders have agreed, subject to the terms and conditions thereof, to vote the Company Shares held by them in favour of the Arrangement Resolution.

F. The Company has entered into an Option Termination Agreement with each holder of Company Options pursuant to which, among other things, such holder has agreed, subject to the terms and conditions thereof and in accordance with Section 2.9 of this Agreement, to surrender all Company Options held by them in connection with the Arrangement.

G. The Parties intend that the issuance of the Consideration Shares and the Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group of Persons (other than Hudbay or its affiliates), whether written or oral, made after the date hereof relating to: (a) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or series of related transactions, of (i) assets of the Company and/or one or more of its Subsidiaries (including shares of Subsidiaries of the Company) that, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue, as applicable, of the Company and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of the Company), or (ii) 20% or more of any class of voting or equity securities of the Company or its Subsidiaries; (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company or its Subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving the Company and/or any of its Subsidiaries; or (d) any other similar transactions or series of transactions involving the Company and/or any of its Subsidiaries;

"affiliate" has the meaning ascribed thereto in NI 45-106;

"Agreement" means this arrangement agreement, including all schedules annexed hereto, together with the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Applicable Anti-Corruption Law" has the meaning ascribed thereto in Section 3.1(jj)(ii);

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and Hudbay, each acting reasonably;

"Arrangement" means the arrangement of the Company under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.5 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, each acting reasonably);

"Arrangement Resolution" means the special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B hereto;

"Authorization" means any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any of the foregoing of, from or required by any Governmental Entity;

"business day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

"BVL" means Bolsa de Valores de Lima;

"Canadian Securities Authorities" means the Ontario securities commission and any other applicable securities commissions and regulatory authority of a province or territory of Canada;

"Canadian Securities Laws" means the Securities Act, together with all other applicable securities Laws of any province or territory of Canada (including published policies thereunder);

"Canadian Statutory Plans" means Canadian statutory benefit plans which the Company or its Subsidiaries are required to participate in or comply with, including as applicable the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

"Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA after the Articles of Arrangement have been filed;

[Redacted - Confidential Information];

"Change in Recommendation" has the meaning ascribed thereto in Section 8.2(a)(iii)(A);

"CMMC Transaction" means Hudbay's proposed acquisition of Copper Mountain Mining Corporation, as described in the Hudbay Public Documents;

"Company Balance Sheet" has the meaning given to it in Section 3.1(n);

"Company Benefit Plans" means all employee benefit plans, including all health, dental, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, long term disability or other medical insurance, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, post-employment benefit, post-retirement benefit, bonus, profit sharing, option, incentive, performance, equity, equity-based, phantom, deferred compensation, severance, retention, change of control, termination, pension, retirement, saving, and supplemental retirement agreements, policies, programs, arrangements, practices or undertakings, whether written or oral, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, which are maintained by or binding upon the Company or any of its Subsidiaries or for which the Company or its Subsidiaries has, or will have, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any Company Employees or former Company Employees (or any spouses, dependants, survivors or beneficiaries of such persons) excluding Canadian Statutory Plans;

"Company Board" means the board of directors of the Company as the same is constituted from time to time;

"Company Board Fairness Opinion" has the meaning ascribed thereto in Section 2.2(c);

"Company Board Financial Advisor" means INFOR Financial Group Inc.;

"Company Board Recommendation" has the meaning ascribed thereto in Section 8.2(a)(iii)(A);

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;

"Company Disclosure Letter" means the disclosure letter dated the date of this Agreement and executed by the Company and delivered to Hudbay prior to or concurrently with the execution of this Agreement;

"Company Employees" means the directors, officers, employees, consultants, dependent contractors and independent contractors of the Company and its Subsidiaries, whether unionized, non-unionized, part-time, full-time, active or inactive;

"Company Leased Real Property" has the meaning ascribed thereto in Section 3.1(o)(i);

"Company Locked-up Shareholders" means, collectively, (i) each of the directors and officers of the Company, (ii) Greenstone Resources II L.P., and (iii) Olive Resource Capital Inc.;

"Company Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, properties, liabilities (whether absolute, accrued, conditional or otherwise and including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, affairs, operations, results of operations, capitalization, or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact or circumstance resulting from or relating to: (a) the announcement of this Agreement or the transactions contemplated hereby; (b) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred); (c) any changes affecting the industry in which the Company or any of its Subsidiaries operate; (d) any change (on a current or forward basis) in the price of copper; (e) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (f) any generally applicable change or proposed change in Laws or in the interpretation or application of any Laws by any Governmental Entity; (g) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Company conducts business, or that result from any action taken for the purpose of complying with any of the foregoing (h) the commencement or continuation of any war, armed hostilities or acts of terrorism; (i) pandemics (including COVID-19 or derivatives or variants thereof), epidemics, national health emergencies, forced quarantines, lockdowns or similar events or (j) any natural disaster; provided, however, that with respect to clauses (c), (d), (e), (f), (h), (i) and (j) any such change, effect, event, occurrence or state of facts or circumstances does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which the Company and its Subsidiaries, taken as a whole, operate;

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by Hudbay;

"Company Mineral Interests" has the meaning ascribed thereto in Section 3.1(o)(i);

"Company Option Plan" means the stock option plan of the Company dated April 27, 2011 and ratified by Company Shareholders on April 22, 2019;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Option Plan;

"Company Owned Real Property" has the meaning ascribed thereto in Section 3.1(o)(i);

"Company Permitted Liens" means, with respect to the Company or any one of its Subsidiaries, any one or more of the following:

(a) Liens for Taxes not at the time overdue or statutory Liens for overdue Taxes the validity of which the Company or a Subsidiary thereof is contesting in good faith;

(b) statutory Liens incurred or deposits made in the ordinary course in connection with workers' compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;

(c) Liens given by the Company or a Subsidiary thereof to a public utility;

(d) undetermined or inchoate construction or repair or storage Liens arising in the ordinary course, a claim for which has not been filed or registered pursuant to Law or which notice in writing has not been given to the Company or a Subsidiary thereof;

(e) any reservations or exceptions contained in the original Crown grants or patents relating to any Company Property (including the reservation of any mines and minerals in the Crown or any other Person);

(f) easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that there has been material compliance with the provisions thereof and that such easements, rights of way, reservations, or rights do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of Company Property, as the case may be, as currently enjoyed, used or operated;

(g) zoning by Laws, ordinances, or other similar restrictions of any Governmental Entity as to the use of real property;

(h) all rights of expropriation of any federal, provincial or municipal authority or agency;

(i) mechanic's, carrier's, workmen's, repairmen's or other similar Liens (inchoate or otherwise) if, individually or in the aggregate, (A) they are not material, (B) they arose or were incurred in the ordinary course in respect of obligations which are not overdue, and (C) they have not been filed, recorded, or registered in accordance with Law;

(j) minor title defects or irregularities consisting of minor surveyor exceptions, provided that such defects, irregularities, or exceptions do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Company Properties as currently enjoyed, used or operated or as contemplated in the Company Public Documents; and

(k) Liens disclosed in Schedule 1.1(b) of the Company Disclosure Letter;

"Company Property" has the meaning ascribed thereto in Section 3.1(o)(i);

"Company Public Documents" means all forms, reports, schedules, statements and other documents filed by the Company on SEDAR since January 1, 2022;

"Company Shareholder Approval" has the meaning ascribed thereto in Section 2.3(e);

"Company Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires;

"Company Shares" means the common shares in the capital of the Company;

"Company Technical Reports" means, collectively, (i) the technical report of the Company entitled "Preliminary Economic Assessment of the Tower Project and Rail Project" with an effective date of February 1, 2022, (ii) the technical report of the Company entitled "Technical Report, Bur Zone Project, Manitoba, Canada" with an effective date of October 26, 2021, and (iii) the technical report of the Company entitled "Technical Report and Updated Mineral Resource Estimate of the Talbot Copper (Zinc-Gold-Silver) Project, Manitoba, Canada" with an effective date of February 27, 2020;

"Company Termination Payment" means $700,000;

"Company Warrants" means the outstanding common share purchase warrants of the Company;

"Company Voting Agreements" means the voting agreements between Hudbay and the Company Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Shares in favour of the Arrangement Resolution;

"Confidentiality Agreement" means the confidentiality agreement between Hudbay and the Company dated March 27, 2023;

"Consideration" means the consideration payable pursuant to the Plan of Arrangement to a person who is a Company Shareholder;

"Consideration Shares" means the Hudbay Shares to be issued to Company Shareholders pursuant to the Plan of Arrangement;

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) and any amendment thereto to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order;

"COVID-19" means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

"CSE" means the Canadian Securities Exchange;

"Data Room" means the material contained in the virtual data room established by the Company as of 5:00 p.m. on the business day prior to the date hereof, an index of which is appended as Schedule 1.1(a) of the Company Disclosure Letter.

"Depositary" means Computershare Investor Services Inc., or such other Person as the Parties may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

"Dissent Rights" means the rights of dissent exercisable by the Company Shareholders in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" means the date on which the Arrangement becomes effective in accordance with Section 2.10;

"Effective Time" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Environmental Laws" means all Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, Release, destruction, transfer, import, export or sale, rehabilitation, reclamation or remediation of Hazardous Substances;

"Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, rehabilitation, reclamation, closure, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tailings impoundment areas; (c) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (d) use, generation, disposal, treatment, processing, recycling, handling, transport, Release, transfer, import, export or sale of Hazardous Substance;

"Environmental Permits" means all Authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

"Director" means the Director appointed under section 278 of the OBCA;

"Fairness Opinions" means, collectively, the Company Board Fairness Opinion and the Special Committee Fairness Opinion;

"Final Order" means the final order of the Court contemplated by Section 2.6 of this Agreement, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and Hudbay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Hudbay, each acting reasonably) on appeal;

"Financing" means any debt or equity financings in connection with or related to the Arrangement Agreement and the transactions contemplated thereby;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the CSE, TSX and the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, tailings, waste rock, asbestos, per-and polyfluoroalkyl substances and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

"Hudbay Board" means the board of directors of Hudbay as the same is constituted from time to time;

"Hudbay Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact or circumstance, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, properties, liabilities (whether absolute, accrued, conditional or otherwise and including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, affairs, operations, results of operations, capitalization, or condition (financial or otherwise) of Hudbay and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact resulting from or relating to: (a) the announcement of this Agreement or the transactions contemplated hereby; (b) any change in the market price or trading volume of any securities of Hudbay (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred); (c) any changes affecting the industry in which Hudbay or any of its Subsidiaries operate; (d) any change (on a current or forward basis) in the price of copper; (e) general economic, financial, currency exchange, securities or commodity market conditions in Canada, Peru or the United States; (f) any generally applicable change or proposed change in Laws or in the interpretation or application of any Laws by any Governmental Entity; (g) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which Hudbay conducts business, or that result from any action taken for the purpose of complying with any of the foregoing; (h) the commencement or continuation of any war, armed hostilities or acts of terrorism; (i) pandemics (including COVID-19 or derivatives or variants thereof), epidemics, national health emergencies, forced quarantines, lockdowns or similar events; (j) any natural disaster or (k) the consummation or any modification, delay or termination of the CMMC Transaction.; provided, however, that with respect to clauses (c), (d), (e), (f), (h), (i) and (j) any such change, effect, event, occurrence or state of facts or circumstances does not have a disproportionate effect on Hudbay and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Hudbay and its Subsidiaries, taken as a whole, operate;

"Hudbay Material Subsidiaries" means, together, Hudbay Peru S.A.C. and Copper World Inc.;

"Hudbay Public Documents" means all forms, reports, schedules, statements and other documents filed by Hudbay on SEDAR since January 1, 2022;

"Hudbay Shareholders" means the registered and/or beneficial holders of Hudbay Shares, as the context requires;

"Hudbay Shares" means the common shares in the capital of Hudbay;

"IFRS" means International Financial Reporting Standards;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Indigenous" means any and all Indian or Indian bands (as those terms are defined in the Indian Act, R.S.C. 1985, c. I-5, as amended, superseded, or replaced from time to time), First Nation person, people, or group, Métis person, people, or group, aboriginal and/or indigenous person, people, or group, or any person or group asserting or otherwise claiming any right recognized and/or affirmed under applicable Laws, treaties or any other interest held by virtue of that person or group's status as one of the aforementioned groups, and any person or group representing or purporting to represent any of the foregoing;

"Intellectual Property" means anything that is or may be protected by any Intellectual Property rights in any jurisdiction such as, but not limited to works (including software), performances, trade secrets, inventions (whether patentable or not), improvements to such inventions, industrial designs, mask work and integrated circuit topographies, trade-marks, trade names, business names, corporate names, domain names, website names and world wide web addresses, whether or not they may also be protected, at any given time, as a trade secret or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 and the Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and Hudbay, each acting reasonably;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental

Entity, and, for greater certainty, includes Securities Laws, and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"made available" means that copies of the subject materials were included in the Data Room.

"Matching Period" has the meaning ascribed thereto in Section 7.4(a)(iv);

"Material Contract" means any Contract: (a) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; (b) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection); (c) relating to indebtedness for borrowed money of the Company or any of its Subsidiaries or any guarantee by the Company or any of its Subsidiaries of any other Person's indebtedness for borrowed money; (d) providing for the establishment, organization or formation of any partnership, limited liability company agreement, shareholder agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any person, partnership or joint venture that is not a wholly-owned Subsidiary of the Company (other than any such agreement or arrangement relating to the operation or business of a property in the ordinary course and which is not material with respect to such property); (e) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $100,000 in the aggregate; (f) that limits or restricts the Company or any of its Subsidiaries from engaging in any line of business or any geographic area in any material respect; (g) which provides for change of control, severance, retention or related payments or benefits to Company Employees; (h) that contains any right on the part of any party, including joint venture partners or entities, to acquire Mineral Rights or other property rights from the Company or any of its Subsidiaries, (i) that contains any rights on the part of the Company or any of its Subsidiaries to acquire Mineral Rights or other property rights from any Person (including any Subsidiary of the Company), (j) any standstill or similar Contract currently restricting the ability of the Company or any of its Subsidiaries to offer to purchase or purchase the assets or equity securities of another Person; (k) that is in effect and was not entered into in the ordinary course; (l) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement; (m) that is a material agreement with a Governmental Entity, or an agreement with any Indigenous group, or other organizations with authority to represent such groups; (n) that is a shareholder or stockholder agreement, investor rights agreement, registration rights agreement, voting trust or similar agreement, arrangement or commitment with respect to any shares or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its Subsidiaries that the Company has access to; (o) which is a mining concession, lease or claim in respect of the properties of the Company or any of its Subsidiaries, or an earn-in, back-in, right of first refusal or right first offer in respect of the properties of the Company or any of its Subsidiaries; (p) that is material to the Company and related to the operation of, or the exploitation, extraction or production of copper from, the properties of the Company or any of its Subsidiaries; and (q) that is otherwise material to the Company or any of its Subsidiaries; and, for greater certainty, includes the Material Contracts listed in Schedule 3.1(gg) to the Company Disclosure Letter;

"material fact" has the meaning ascribed thereto in the Securities Act;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"Mineral Rights" means all rights, whether contractual or otherwise, for the exploration for or exploitation of mineral resources and reserves together with surface rights, Water Rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights;

"Misrepresentation" has the meaning ascribed thereto in the Securities Act;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators;

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

"NYSE" means the New York Stock Exchange;

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Option Termination Agreements" means the option termination agreements entered into by the Company and each holder of Company Options, true and complete copies of which have been provided to Hudbay, pursuant to which, among other things, each holder of Company Options has agreed, subject to the terms and conditions thereof and in accordance with Section 2.9, to surrender all Company Options held by them in connection with the Arrangement;

"ordinary course", or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person, provided that in any event such action is not unreasonable or unusual;

"Outside Date" means October 20, 2023 or such later date as may be agreed to in writing by the Parties;

"Parties" means, together, Hudbay and the Company, and "Party" means either of them as the context requires;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of the Company and Hudbay, each acting reasonably;

"Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 5.11;

"Proposed Agreement" has the meaning ascribed thereto in Section 7.4;

[Redacted - Confidential Information]

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, Authorizations and other approvals (including the lapse, without objection, of a prescribed period of time under a statute or regulation that states that a transaction may be implemented if a prescribed period of time lapses following the giving of notice without an objection being made) of any Governmental Entity required in relation to the transactions contemplated hereby;

"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

"Replacement Warrants" means the outstanding Company Warrants from and after the time they become exercisable for Hudbay Shares in accordance with their terms as contemplated in Section 2.9(b) and which, for purposes of U.S. Securities Laws, may be considered replacement warrants;

"Representatives" means, with respect to a Person, such Person's directors, officers, employees, counsel, financial advisors, accountants, agents, consultants and other authorized representatives and advisors;

"Restricted Party" means a person that is: (a) listed on, or owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions List, (b) located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of Sanctions, or (c) otherwise a target of Sanctions;

"Sanctions" means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by: (a) the United States government; (b) the United Nations; (c) the European Union; (d) the Canadian government; (e) the United Kingdom; or (f) the respective governmental institutions and agencies of any of the foregoing, including the Office of Foreign Assets Control of the U.S. Department of Treasury ("OFAC"), the United States Department of State, and Her Majesty's Treasury ("HMT"), Global Affairs Canada and the Royal Canadian Mounted Police or any other relevant sanctions authority (together the "Sanctions Authorities");

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Consolidated List of Financial Sanctions Targets, the Consolidated Canadian Autonomous Sanctions List and the Investment Ban List maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;

"Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Laws" means, collectively, Canadian Securities Laws and U.S. Securities Laws;

"SEDAR" means the System for Electronic Document Analysis and Retrieval; "Special Committee" means the special committee of the Company Board;

"Special Committee Fairness Opinion" has the meaning ascribed thereto in Section 2.2(a);

"Special Committee Financial Advisor" means Haywood Securities Inc.;

"Subsidiary" has the meaning ascribed thereto in NI 45-106, provided that (i) for purposes of Article 3 of this Agreement, Goldpath Resources Corporation, together with its Subsidiaries, shall constitute a Subsidiary of the Company for any periods prior to July 20, 2021, and (ii) for purposes of Article 4 of this Agreement, Copper Mountain Mining Corporation together with its Subsidiaries shall be deemed not to be a Subsidiary of Hudbay;

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made by a Person or Persons who is or are, as at the date of this Agreement, a party that deals at arm's length with the Company, that did not result from a material breach of Section 7.1 of this Agreement, to acquire 100% of the outstanding Company Shares (other than Company Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis made after the date of this Agreement that: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (ii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Company Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iii) is not, as of the date the Company provides a Superior Proposal Notice, subject to a due diligence and/or access condition (but, for greater certainty, may include a customary access covenant); (iv) in the case of an Acquisition Proposal to acquire 100% of the Company Shares, is made available to all Company Shareholders on the same terms and conditions; (v) complies with all applicable Laws; (vi) in respect of which the Company Board (after receipt of advice from its outside legal counsel and financial advisors) determines in good faith, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction more favourable, from a financial point of view, to the Company Shareholders (including any adjustment to the terms and conditions of the Arrangement proposed by Hudbay pursuant to Section 7.4); and (vii) if the Company does not have sufficient funds that are immediately available to pay the Company Termination Payment, the terms of such Acquisition Proposal provide that the maker of such Acquisition Proposal will advance or otherwise provide to the Company the cash required in order to pay the Company Termination Payment prior to the date on which such Company Termination Payment is required to be paid hereunder;

"Superior Proposal Notice" has the meaning attributed thereto in Section 7.4(a)(iii);

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto and any claims for refund, declarations of estimated Tax and information returns, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

"Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, earnings, profits, mining, mineral, windfall, environmental, royalty, capital, capital stock, transfer, land transfer, disability, ad valorem, sales, net worth, goods and services, harmonized sales, use, value-added, excise, stamp, recording, withholding, business, franchising, property, premium, development, occupation, occupancy, employer health, alternative or add-on minimum, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada Pension Plan and other pension plan premiums or contributions imposed by any Governmental Entity, any transferee or predecessor liability in respect of any of the foregoing, and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements;

"Termination Payment Event" has the meaning ascribed thereto in Section 8.4(b);

"Transaction Personal Information" has the meaning ascribed thereto in Section 9.1;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

"U.S. SEC" has the meaning ascribed thereto in Section 4.1(d)(iii);

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

"U.S. Securities Laws" means the U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities Laws;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"Warrant Shares" means the Hudbay Shares issuable on exercise of any Company Warrants following the Effective Time; and

"Water Rights" means water rights, water concessions, water leases, water licenses and water supply agreements, ditch rights or other interests in water or water conveyance rights owned or leased by the relevant Person.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8 Knowledge

In this Agreement, references to (a) "the knowledge of the Company" means the actual knowledge of Kenneth Lapierre, President and Chief Executive Officer and Omar Gonzalez, Chief Financial Officer, and (b) "the knowledge of Hudbay" means the actual knowledge of Peter Kukielski, President and Chief Executive Officer and Eugene Lei, Chief Financial Officer, in each case after making due enquiries regarding the relevant matter.

1.9 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement
Schedule B - Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Company Approval

The Company represents and warrants to Hudbay that:

(a) the Special Committee has received an oral opinion to be subsequently confirmed in writing (the "Special Committee Fairness Opinion") from the Special Committee Financial Advisor, that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Company Shareholders;

(b) the Special Committee, after receiving financial and legal advice and the Special Committee Fairness Opinion, has unanimously:

(i) determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company; and

(ii) recommended to the Company Board that the Company Board (A) approve this Agreement and the Arrangement, and (B) recommend that the Company Shareholders vote in favour of the Arrangement Resolution;

(c) the Company Board has received an oral opinion to be subsequently confirmed in writing (the "Company Board Fairness Opinion") from the Company Board Financial Advisor, that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Company Shareholders; and

(d) the Company Board, after receiving financial and legal advice and the Company Board Fairness Opinion and the recommendation of the Special Committee, has unanimously:

(i) determined that the Arrangement is fair and reasonable to the Company Shareholders and in the best interests of the Company; and

(ii) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution (the "Company Board Recommendation").

2.3 Interim Order

As promptly as reasonably practicable following the execution of this Agreement, but in any event no later than August 8, 2023, the Company shall apply to the Court in a manner acceptable to Hudbay, acting reasonably, pursuant to section 182 of the OBCA, and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a) for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) for confirmation of the record date for the purposes of determining the Company Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(c) that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change as a result of any adjournment(s) or postponement(s) of the Company Meeting unless required by the Court or by Law;

(d) that the Company Meeting may be held as a virtual or hybrid meeting, and that Company Shareholders that participate in the Company Meeting through virtual means, if applicable, will be deemed to be present at the Company Meeting;

(e) that the requisite approval for the Arrangement Resolution shall be:

(i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting and voting as a single class; and

(ii) to the extent required by MI 61-101, a majority of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting, voting as a single class, excluding for this purpose the votes required to be excluded by MI 61-101;

(collectively, the "Company Shareholder Approval");

(f) that, in all other respects, the terms, conditions and restrictions of the Company's constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting, unless otherwise ordered by the Court;

(g) for the grant of Dissent Rights to the Company Shareholders who are registered Company Shareholders, as contemplated in the Plan of Arrangement;

(h) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(i) that the Company Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement or as otherwise agreed to in writing by the Parties without the need for additional approval of the Court;

(j) that the Parties intend to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act for the issuance of Consideration Shares pursuant to the Plan of Arrangement and the Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement, subject to and conditioned upon the Court's approval of the Arrangement and determination following a hearing that the Arrangement is substantively and procedurally fair and reasonable to each Person to whom Consideration Shares will be issued and each holder of Company Warrants; and

(k) for such other matters as Hudbay may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

2.4 Company Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, the Company shall:

(a) duly call, give notice of, convene and conduct the Company Meeting in accordance with the Interim Order, the Company's constating documents and applicable Laws as promptly as reasonably practicable, but in any event no later than September 15, 2023 (and, in that regard, the Company shall abridge, as necessary, any time period that may be abridged under NI 54-101);

(b) in consultation with Hudbay, fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting;

(c) not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting except (i) as required by applicable Laws or a ruling, order or decree of a Governmental Entity, (ii) as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), (iii) as permitted by Section 7.4(e), or (iv) with Hudbay's prior written consent;

(d) advise Hudbay as Hudbay may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(e) promptly advise Hudbay of any written communication from any Company Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and, subject to applicable Law, any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(f) solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and, in connection therewith, if requested by and in consultation with Hudbay, shall use the services of one or more proxy solicitation services (at Hudbay's cost and expense) and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by the Company Shareholders and any other securityholders of the Company entitled to vote on the Arrangement as provided in the Interim Order or as otherwise required by the Court;

(g) except as otherwise permitted pursuant to Section 7.4, not make a Change in Recommendation;

(h) not make any payment or settlement offer, or agree to any payment or settlement, prior to the Effective Time with respect to Dissent Rights without the prior written consent of Hudbay, acting reasonably; and

(i) give notice to Hudbay of the Company Meeting and allow its Representatives and legal counsel to attend the Company Meeting.

2.5 Company Circular

(a) As promptly as reasonably practicable following execution of this Agreement, but in any event in sufficient time to hold the Company Meeting in accordance with the timing contemplated by Section 2.4(a), provided that Hudbay has furnished the information required under Section 2.5(c), the Company shall (i) prepare, in consultation with Hudbay, the Company Circular together with any other documents required by applicable Laws, (ii) file the Company Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Company Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Company Circular shall comply in all material respects with all applicable Laws and the Interim Order, shall contain sufficient detail to permit the Company Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting and, without limiting the generality of the foregoing, that the Company Circular will not contain any Misrepresentation (except that the Company shall not be responsible for any information relating to Hudbay and its affiliates, including the Hudbay Shares).

(b) The Company Circular shall include (i) unless the Company Board has made a Change in Recommendation in accordance with the terms of this Agreement, the Company Board Recommendation; (ii) a summary and copy of the Fairness Opinions; (iii) a statement that, subject to the terms of this Agreement and the Company Voting Agreements, each Company Locked-up Shareholder has agreed in the Company Voting Agreements to vote all such Person's securities in favour of the Arrangement Resolution and against any other matter that is inconsistent with the Arrangement Resolution; (iv) all information that, in the reasonable judgment of the Parties and their outside legal counsel, is required to allow the Parties to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares pursuant to the Plan of Arrangement and with respect to the Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement; and (v) such other information (including a description of legal requirements for exercise) that, in the reasonable judgement of the Parties and their outside legal counsel, is necessary or desirable in order to address U.S. Securities Laws matters applicable to an exercise Company Warrants following the Effective Time.

(c) Hudbay shall provide to the Company on a timely basis all information regarding Hudbay, its affiliates and the Hudbay Shares as is reasonably requested by the Company or as required by the Interim Order or applicable Laws for inclusion in the Company Circular or in any amendments or supplements to the Company Circular. Hudbay shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification of each such advisor. Hudbay shall ensure that such information does not include any Misrepresentation.

(d) Hudbay and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular prior to the Company Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Hudbay and its legal counsel, provided that all information relating solely to Hudbay, its affiliates and the Hudbay Shares included in the Company Circular shall be in form and content satisfactory to Hudbay, acting reasonably.

(e) The Company and Hudbay shall each promptly notify each other if at any time before the Company Meeting either becomes aware that the Company Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any such amendment or supplement to the Company Circular to Company Shareholders and, if required by the Court or applicable Laws, file the same with the Canadian Securities Authorities and as otherwise required.

(f) The Company will promptly inform Hudbay of any requests or comments made by Governmental Entities in connection with the Company Circular, and will allow Hudbay and its Representatives an opportunity to comment on any response materials (and give reasonable consideration to any such comments) and to participate in any meetings with Governmental Entities.

2.6 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, the Company shall take all steps necessary or desirable to submit the Arrangement before the Court and diligently pursue an application for the Final Order pursuant to the OBCA as promptly as reasonably practicable and, in any event, within three (3) business days after the Arrangement Resolution is passed at the Company Meeting.

2.7 Court Proceedings

Subject to the terms of this Agreement, Hudbay will cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required to be supplied by Hudbay in connection therewith. The Company will provide Hudbay and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Hudbay for inclusion in such material, prior to the service and filing of that material, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with Hudbay's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Hudbay to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Hudbay's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to Hudbay's outside counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to Hudbay's legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Hudbay.

2.8 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, all Consideration Shares issued pursuant to the Arrangement will be issued by Hudbay, and the Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement shall result, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder and pursuant to exemptions from applicable state securities laws. In order to ensure the availability of the exemption under section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(b) pursuant to Section 2.4, the Court will be advised of the intention of the Parties to rely upon the exemption of section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Shareholders to whom the Consideration Shares will be issued and to the holders of Company Warrants;

(c) the Court will be advised prior to the hearing to approve the Interim Order that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Company Shareholders who are entitled to receive Consideration Shares pursuant to the Arrangement and to the holders of Company Warrants;

(d) the Company will ensure that each Person entitled to receive the Consideration Shares pursuant to the Arrangement and each holder of Company Warrants will be given adequate notice, in a timely manner, advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e) each Person entitled to receive the Consideration Shares and each holder of Company Warrants will be advised that the Consideration Shares issued pursuant to the Arrangement and the Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Hudbay or result in reliance on the exemption under section 3(a)(10) of the U.S. Securities Act, and that certain restrictions on resale under U.S. Securities Laws, including as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined in Rule 144 under the U.S. Securities Act) of Hudbay;

(f) the Interim Order will specify that each Company Shareholder and each holder of Company Warrants will have the right to appear before the Court at the hearing of the Court to give approval to the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of section 3(a)(10) under the U.S. Securities Act;

(g) the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement before issuing the Final Order; and

(h) the Final Order will expressly state that the Arrangement serves as the basis of a claim to the exemption under section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the distribution of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the Company Shareholders and the holders of the Company Warrants.

2.9 Company Options and Company Warrants

(a) The Company represents and warrants to Hudbay that each holder of Company Options outstanding as of the date hereof has entered into an Option Termination Agreement pursuant to which each such holder has agreed, conditional upon the occurrence of the Effective Time, to surrender for cancellation, effective at or immediately prior to the Effective Time, all Company Options held by such holder in exchange for an aggregate payment of $1.00 to each such holder regardless of the number of Company Options held by such holder or the terms thereof.

(b) After the Effective Time, in accordance with and subject to the terms of the Company Warrants, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Hudbay Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder's Company Warrants immediately prior to the Effective Time and thereafter each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant, provided that their exercise shall be subject to holders adhering to certain requirements under the U.S. Securities Act as shall be described in the Company Circular. The Company agrees to take all actions reasonably requested by Hudbay in order to give effect to the foregoing in accordance with the terms of the Company Warrants, adjusted in accordance with their terms (including with respect to any notice requirements thereunder).

2.10 Articles of Arrangement and Effective Date

The Company shall file the Articles of Arrangement with the Director no later than, and the Arrangement shall become effective on, the date on which the Company and Hudbay agree in writing as the Effective Date or, in the absence of such agreement, the third (3rd) business day following the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions contained in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions). The Arrangement shall become effective from and after the Effective Time on the Effective Date and will have all of the effects provided by applicable Law, including the OBCA. The closing of the Arrangement will take place remotely by electronic exchange of documents and signatures (or their electronic counterparts).

2.11 Payment of Consideration

Hudbay will, following receipt by the Company of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with Section 2.10, deposit in escrow, or cause to be deposited in escrow, with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares to satisfy the Consideration.

2.12 Announcement and Shareholder Communications

Hudbay and the Company shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, the text and timing of the announcement to be determined by Hudbay, acting reasonably. Hudbay and the Company agree to co-operate in the preparation of presentations, if any, to the Company Shareholders regarding the transactions contemplated by this Agreement, and the Company shall not (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of Hudbay (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with Hudbay; provided, however, that the Company shall be permitted to make any disclosure or filing to the extent required under applicable Laws and the Company shall use its commercially reasonable efforts to give prior oral or written notice to Hudbay and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not reasonably practicable, to give such notice immediately following the making of such disclosure or filing. To the extent reasonably practicable and permitted by Law, the Company shall also provide prior notice to Hudbay of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure and Hudbay shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly, and reasonable consideration shall be given to any comments made by Hudbay and its counsel. Notwithstanding the foregoing, the provisions of this Section 2.12 will not apply with respect to filings in connection with the Regulatory Approvals, the Company Circular, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.12 shall not apply to any release or public statement in connection with any dispute regarding this Agreement or the transactions contemplated hereby.

2.13 Withholding Taxes

Hudbay, the Company, the Depositary, and any Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person hereunder and from all consideration, dividends, interest or other amounts payable or distributed to any former Company Shareholder such amounts as Hudbay, the Company, the Depositary and their respective Subsidiaries, or any Person on behalf of any of the foregoing, is required or permitted to deduct or withhold with respect to such payment under the Tax Act, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable (if any), Hudbay, the Company, the Depositary, their respective Subsidiaries, and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the consideration as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

2.14 Tax Rollover

The exchange of Company Shares for Hudbay Shares pursuant to the Arrangement is intended to occur on a tax-deferred basis for Canadian income tax purposes pursuant to subsection 85.1(1) of the Tax Act.

2.15 Lists of Securityholders

At the reasonable request of Hudbay from time to time, the Company shall provide, and shall require that its registrar and transfer agent to provide, Hudbay with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares and a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options and Company Warrants), a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares (provided such list may only be used in the manner prescribed in section 7.1 of NI 54-101). The Company shall from time to time provide, and shall require that its registrar and transfer agent provide, Hudbay with such additional information, lists and such other assistance as Hudbay may reasonably request relating to the foregoing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1 Representations and Warranties

Except as disclosed in the Company Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), the Company hereby represents and warrants to Hudbay as follows, and acknowledges that Hudbay is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Organization and Qualification. The Company and each of its Subsidiaries is duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has full power and authority to own its assets and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the constating documents of the Company and each of its Subsidiaries have been made available to Hudbay, and no action has been taken to amend or supersede such documents.

(b) Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement, other than the Interim Order, the Final Order, approval of the Company Circular by the Company Board and the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by Hudbay against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c) No Conflict; Required Filings and Consent.

(i) Except as disclosed in Schedule 3.1(c) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(A) violate, conflict with or result in a breach of:

(1) the constating documents of the Company or those of any of its Subsidiaries;

(2) any Material Contract or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; or

(3) any Law to which the Company or its Subsidiaries is subject or by which the Company or its Subsidiaries is bound, except as would not, individually or in the aggregate, have a Company Material Adverse Effect;

(B) give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled, under any Contract or Authorization to which the Company or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; or

(C) give rise to any rights of first refusal or rights of first offer, trigger any change in control provisions or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien upon any of the Company's assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) Other than the rules and policies of the CSE, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries in order for the Company to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Subsidiaries. The Company does not presently have any Subsidiaries or hold, directly or indirectly, any interests in any Person, including any equity interests.

(e) Compliance with Laws and Constating Documents.

(i) The Company and each of its Subsidiaries (A) in all material respects, has conducted its business in compliance with, and is conducting its business in compliance with, all applicable Laws in each jurisdiction in which it conducts business, and (B) in all material respects, is not in default of any filings with, or payment of any licence, registration or qualification fee owing to, any Governmental Entity under the Laws of any jurisdiction in which it conducts business. None of the Company or any of its Subsidiaries, is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged.

(ii) None of the Company or its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any Laws (including any applicable market abuse regulations), Authorization or Contracts to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Company Material Adverse Effect.

(f) Company Authorizations.

(i) The Company and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries as they are currently conducted as are required for the Company and its Subsidiaries in compliance with all applicable Laws. Such Authorizations are in full force and effect in accordance with their terms. The Company and its Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Company Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of the Company, threatened regarding any such Authorizations. None of the Company or any of its Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke, refuse to renew or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Company Material Adverse Effect and, to the knowledge of the Company, all such Authorizations continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. Schedule 3.1(f) of the Company Disclosure Letter lists all such Authorizations that are material to the operations of the Company and its Subsidiaries. True copies of all such material Authorizations have been made available to Hudbay.

(ii) No Person other than the Company or any of its Subsidiaries or Hudbay owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations of the Company or its Subsidiaries.

(g) Capitalization and Listing.

(i) The authorized share capital of the Company consists of an unlimited number of Company Shares without par value. As at the date of this Agreement there are: (A) 389,586,019 Company Shares validly issued and outstanding as fully-paid and non-assessable shares of the Company; (B) outstanding Company Options providing for the issuance of up to 8,404,964 Company Shares upon the exercise thereof; and (C) outstanding Company Warrants providing for the issuance of up to 76,366,629 Company Shares upon the exercise thereof. Except for the Company Options and Company Warrants referred to in this Section 3.1(g)(i), (1) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of the Company or any of its Subsidiaries requiring them to issue or sell any shares or other securities of the Company or of any of its Subsidiaries, or any securities or obligations of any kind convertible into, exchangeable or exercisable for or otherwise carrying or evidencing the right or obligation to acquire, any securities of the Company (including Company Shares) or any of its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of the Company or any of its Subsidiaries based upon the book value, income or any other attribute of the Company or any of its Subsidiaries, and (2) no Person is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. All Company Shares issuable upon the exercise of outstanding Company Options and Company Warrants will, when issued in accordance with their terms, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(ii) Schedule 3.1(g)(ii) to the Company Disclosure Letter sets forth, as of the date hereof, (A) the names and holdings of each Person who holds outstanding Company Options or Company Warrants, and (B) the exercise price and expiration dates of each such Company Option and Company Warrant.

(iii) There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of any of its Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any Company Shares.

(iv) All outstanding securities of the Company have been issued in material compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(v) No order ceasing or suspending trading in securities of the Company or prohibiting the sale of such securities has been issued and is outstanding against the Company or its directors, officers or promoters.

(vi) There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind giving any Person, directly or indirectly, the right to vote (or that are convertible or exercisable for securities having the right to vote) with the holders of the Company Shares on any matters, except the Company Options and Company Warrants.

(vii) Greenstone Resources II L.P. has not assigned, granted or otherwise transferred any Nomination Rights to a Transferee or Nomination Rights Transferee (each as defined in the Investor Rights Agreement between the Company and Greenstone Resources II L.P. dated February 20, 2019).

(h) Shareholder and Similar Agreements. Except as disclosed in Schedule 3.1(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement relating to ownership or voting of any issued and outstanding Company Shares or shares of any of the Company's Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries, and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(i) Reporting Issuer Status.

(i) As of the date hereof, the Company is a reporting issuer not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws of British Columbia, Alberta, Manitoba and Ontario and is in material compliance with all Securities Laws applicable therein.

(ii) The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada, nor has the Company received notification from the Ontario Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke the Company's reporting issuer status. No delisting of, suspension of trading in or cease trade order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Canadian Securities Authority has occurred, is in effect or ongoing or, to the knowledge of the Company, has been threatened in writing.

(iii) The Company Shares are not and are not required to be registered pursuant to Section 12 of the U.S. Exchange Act and the Company is not required to file reports pursuant to Sections 13(a) or 15(d) of the U.S. Exchange Act. The Company is (i) a foreign private issuer as defined in Rule 405 under the U.S. Securities Act, and (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(j) Reports. The Company has filed with all applicable Governmental Entities true and complete copies of the Company Public Documents that the Company is required to file in accordance with applicable Securities Laws. The Company Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Company Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under applicable Securities Laws or with any Governmental Entity.

(k) Stock Exchange Matters.

(i) The Company Shares are listed on the CSE and the OTCQB Venture Market and are not listed or quoted on any other market.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the CSE. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Company Shares on or from the CSE.

(l) Financial Statements.

(i) The audited consolidated financial statements for the Company as at and for the fiscal years ended March 31, 2022 and 2021, including the notes thereto, the reports by the Company's auditors thereon and related management's discussion and analysis, and all other financial statements of the Company which have been or are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date have been or, in the case of financial statements publicly disseminated after the date hereof will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the periods indicated therein and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There have been no material changes to the Company's accounting policies since March 31, 2022.

(ii) There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(iii) The Company has: (A) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others, particularly during the periods in which annual or interim filings are being prepared; and (B) designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(iv) Neither the Company nor any of its Subsidiaries nor, to the Company's knowledge, any Representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(m) Auditors. The Company's auditors are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) with respect to the present or any former auditor of the Company.

(n) No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or absolute, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of March 31, 2022 (the "Company Balance Sheet") or disclosed in the notes thereto; or (ii) liabilities and obligations incurred in the ordinary course since March 31, 2022. Without limiting the foregoing, the Company Balance Sheet reflects reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of the Company and its Subsidiaries.

(o) Interest in Properties and Mineral Rights.

(i) Schedule 3.1(o)(i) of the Company Disclosure Letter discloses, as of the date of this Agreement: (A) all real property owned (or co-owned) by the Company's and its Subsidiaries (collectively, the "Company Owned Real Property"); (B) all real property leased, subleased, licensed and/or otherwise used or occupied (whether as tenant, subtenant, licensee or pursuant to any other occupancy arrangement) by the Company or its Subsidiaries, in each case, in connection with the operation of the business of the Company and its Subsidiaries as it is now being conducted ("Company Leased Real Property" and together with the Company Owned Real Property, the "Company Property"); and (C) all of the Company's and its Subsidiaries' Mineral Rights (collectively, with the Company Property, the "Company Mineral Interests").

(ii) Except as disclosed in Schedule 3.1(o)(ii) of the Company Disclosure Letter, the Company or one of its Subsidiaries is the sole holder of record of, and is the sole registered and beneficial owner of, and has good and marketable title to, or a valid leasehold interest in, the Company Mineral Interests, free and clear of any material title defects or Liens other than Company Permitted Liens. The Company or a Subsidiary enjoys peaceful and undisturbed possession of the Company Leased Real Property under Contracts pursuant to which the Company or a Subsidiary holds its interest in the Company Leased Real Property. Neither the Company nor any of its Subsidiaries is in violation of any material covenants, or not in compliance with any material condition or restriction under any leasehold interest.

(iii) All of the mining claims comprising Company Mineral Interests have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mining claims.

(iv) The Company Mineral Interests are in good standing under applicable Law and, to the knowledge of the Company, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v) The Company and its Subsidiaries have a public or private right of access to all Company Mineral Interests.

(vi) Except as set out in Schedule 3.1(o)(vi) of the Company Disclosure Letter, no Person other than the Company and its Subsidiaries has any interest in the Company Mineral Interests or the production or profits therefrom or any royalty or streaming or similar interest in respect thereof or any right to acquire any such interest from the Company or any of its Subsidiaries.

(vii) Except as set out in Schedule 3.1(o)(vii) of the Company Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Company's or a Subsidiary's interest in the Company Mineral Interests.

(viii) There are no material restrictions on the ability of the Company and its Subsidiaries to use, transfer or exploit the Company Mineral Interests, except pursuant to the applicable Law.

(ix) Neither the Company nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity or any Person of any revocation, expropriation, or challenge to ownership, adverse claim or intention to revoke, expropriate or challenge the interest of the Company or its Subsidiaries in any of the Company Mineral Interests and, to the knowledge of the Company, there is no intention or proposal to give such notice. There are no disputes regarding boundaries, easements, covenants or other matters relating to any of the Company Mineral Interests.

(x) The Company and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by the Company and its Subsidiaries, and mineral interests that are required as at the date of this Agreement to conduct its current operations and no third party or group holds any such rights that would be required by the Company to develop the Company Mineral Interests.

(xi) All mines and mineral properties currently or formerly owned by the Company or any of its Subsidiaries which have been abandoned by the Company or any of its Subsidiaries have been abandoned in accordance with good mining industry practices and standards and in compliance with all applicable Laws, and there are no future abandonment, remediation and reclamation obligations known to the Company as of the date hereof.

(xii) With respect to the Company Mineral Interests, true and correct copies of all deeds of title, title insurance policies, underlying title documents, surveys, leases, subleases, licenses and any amendments thereto in the possession or control of the Company or its Subsidiaries as of the date of this Agreement have been made available to Hudbay.

(xiii) The Company has made available to Hudbay full and complete copies of all material exploration information and data within its possession or control including all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all of the Company Technical Reports, feasibility studies and other similar reports and studies concerning the Company Mineral Interests and the Company or one of its Subsidiaries has the sole right, title and ownership of all such information, data, reports and studies.

(xiv) All work and activities carried out on the Company Mineral Interests by the Company or one of its Subsidiaries or, to the knowledge of the Company, by any other Person appointed by the Company have been carried out in all material respects in accordance with good mining industry practice and standards and in compliance with all applicable Laws, and neither the Company, nor, to the knowledge of the Company, any other Person, has received any notice of any material breach of any such applicable Laws.

(xv) The execution, delivery and performance of this Agreement by the Company will not violate, conflict with or result in a violation or breach of any provision of, or require a consent, approval or notice under or constitute a default under or result in a right of termination under or with respect to any Company Mineral Interests.

(xvi) There have been no incidents of material non-compliance with safety legislation in connection with operations or activities at the Company's or any of its Subsidiaries' mine sites in the 18 months preceding the date of this Agreement.

(xvii) Neither the Company, nor any of its Subsidiaries, nor any Person owned or controlled by the Company or any of the Company's Subsidiaries, nor to the knowledge of the Company, any Person which owns or controls the Company or any of its Subsidiaries, has been notified by any Governmental Entity, that the Company or any of its Subsidiaries is: (A) ineligible to receive any mining permit (including any surface mining permit); or (B) under investigation to determine whether their eligibility to receive such permits should be revoked.

(p) Mineral Reserves and Resources. The estimates of mineral resources and mineral reserves for mineral properties for the Company or its Subsidiaries, as set forth in the Company Technical Reports were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and disclosed in all material respects, in accordance with applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material with respect to such properties, from the amounts most recently set forth in the Company Technical Reports, with the exception of depletion in the ordinary course. The information provided by the Company and its Subsidiaries to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was accurate and complete as of the time such information was provided.

(q) Scientific and Technical Information. (i) The properties set forth in Schedule 3.1(q) of the Company Disclosure Letter are the only properties material to the Company for the purpose of NI 43-101. (ii) Each of the Company Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof. The Company made available to the authors of each of the Company Technical Reports, prior to issuance thereof, for the purpose of preparing such reports, all information requested by them and none of such information contained any Misrepresentation as of the time such information was provided. (iii) The Company is in compliance in all material respects with the provisions of NI 43- 101, has filed all technical reports required thereby, and there has been no material change of which the Company is aware that would materially disaffirm or materially change any aspect of any of the Company Technical Reports or that would require the filing of a new technical report under NI 43-101.

(r) Operational Matters.

(i) All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company, its Subsidiaries and its joint ventures, have been, in all material respects:

(A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.

(ii) All costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company or any of its Subsidiaries or joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course.

(s) Personal Property. The Company and its Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all personal property that is, individually or in the aggregate, material to the operation of the Company's business as currently conducted, free and clear of any Liens.

(t) Employment Matters.

(i) Schedule 3.1(t)(i) of the Company Disclosure Letter sets forth a complete list of all Company Employees as at the date hereof, together with (to the extent applicable) their titles, ages, work locations, service dates, current wages, salaries or hourly rate of pay, commissions or bonuses, bonus paid for the most recently completed year, accrued vacation time and whether such individual is on short-term or long-term disability, pregnancy or parental leave, temporary layoff, workers' compensation or other approved leave.

(ii) Except as disclosed in Schedule 3.1(t)(ii) of the Company Disclosure Letter, there are no written Contracts (including any agreement with respect to termination or severance and any restrictive covenants or assignment of intellectual property agreements) between the Company or any of its Subsidiaries and any Company Employees.

(iii) Other than as disclosed on Schedule 3.1(t)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into any agreement or understanding providing for employment, severance, golden parachute, change of control, or termination payments or entitlements to any current or former Company Employee in connection with the termination of their position or their employment or engagement with the Company or any of its Subsidiaries, in connection with the consummation of the Arrangement, or as a direct or indirect result of a change in control of the Company.

(iv) Neither the Company nor any of its Subsidiaries (A) is a party to any collective bargaining agreement, or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting the Company or any of its Subsidiaries. There are no employee associations, voluntary recognized or certified unions authorized to represent any of the employees of the Company or any of its Subsidiaries.

(v) All amounts due or accrued for all salary, wages, bonuses, commissions, vacation pay, sick days and benefits under the Company Benefit Plans have either been paid or are accurately reflected in the books and records of the Company and its Subsidiaries. All liabilities in respect of the Company Employees have or shall have been paid or accrued to the Effective Date, including premium contributions, remittances and assessments for employment insurance, employer health tax, Canada Pension Plan, income tax, workers' compensation and any other employment-related legislation.

(vi) The Company and its Subsidiaries are in compliance with all terms and conditions of employment and all applicable Laws relating to employment or termination of employment, including pay equity, wages, hours of work, overtime, vacation, human rights, employer health tax, workplace safety and insurance and occupational health and safety.

(vii) There are no employment-related claims, complaints, investigations or orders under all applicable Laws respecting employment now pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.

(viii) Each of the Company and its Subsidiaries has properly characterized retained individuals as either employees or independent contractors for the purposes of Taxes and other applicable Laws and none of them has received any notice from any Governmental Entity disputing such classification.

(u) Absence of Certain Changes or Events:

Except as, set forth in the Company Public Documents in the case of items (i), (vi) or (vii) below only, since March 31, 2022:

(i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course;

(ii) there has not been any change, effect, event, state of facts, circumstance or occurrence which has had or is reasonably likely to give rise to a Company Material Adverse Effect;

(iii) the Company and its Subsidiaries have not authorized or made any capital expenditures or commitments therefor;

(iv) there has not been any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(v) there has not been any acquisition or disposition (including any reconveyance) by the Company or any of its Subsidiaries of any material property or assets, and no action has been taken in respect thereof;

(vi) there has not been any increase in or commitment to increase the salary, base pay, incentive compensation, or other remuneration payable to any Company Employees, except for changes to the compensation payable to the non-executive Company Employees made in the ordinary course;

(vii) the Company and its Subsidiaries have not removed or received a notice of resignation from any auditor or director, or terminated any officer or senior Company Employee;

(viii) there has not been any redemption, repurchase or other acquisition of Company Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Company Shares;

(ix) there has not been a material change in the level of accounts receivable or payable, inventories or employees of the Company or its Subsidiaries, other than those changes in the ordinary course;

(x) there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course;

(xi) there has not been any incurrence, assumption or guarantee by the Company or its Subsidiaries of any indebtedness, any creation or assumption by the Company or its Subsidiaries of any Lien on any material assets or any making by the Company or its Subsidiaries of any loan, advance or capital contribution to or investment in any other person other than a wholly-owned Subsidiary of the Company;

(xii) there has not been any satisfaction or settlement of any material claims or material liabilities, other than the settlement of claims or liabilities incurred in the ordinary course; and

(xiii) there has not been any material write-down by the Company of the value of any of its assets.

(v) Litigation. There are no claims, actions, suits, demands, arbitrations, charges, indictments, orders, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Company Material Adverse Effect or would significantly impede the ability of the Company to consummate the Arrangement, nor to knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, judgements, writ, injunction or decree.

(w) Intellectual Property. The Company and its Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and (i) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by any Person challenging the rights of the Company or its Subsidiaries in or to any intellectual property which is used for the conduct of the business of the Company and its Subsidiaries as currently carried on as set forth in the Company Public Documents, and (ii) to the knowledge of the Company, the conduct of the business as currently carried on as set forth in the Company Public Documents, including the use of Intellectual Property, does not infringe upon the Intellectual Property of any Person in any material respect. To the knowledge of the Company, no Person is currently infringing upon any of the Intellectual Property owned by the Company or its Subsidiaries in any material respect.

(x) Indigenous Claims. There are no claims or actions with respect to Indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Company Property. There are no land entitlement claims having been asserted or any legal actions relating to Indigenous rights having been instituted with respect to the Company Property, and no dispute in respect of the Company Property with any Indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(y) Community Relations. To the knowledge of the Company, no representative of any community in the vicinity of any of the Company's Properties has communicated in writing to the Company or any of its Subsidiaries a requirement that (i) the consent of such community be obtained as a condition to continued operation of any such Company Property or (ii) a material increase in the compensation payments payable by the Company or any of its Subsidiaries under any community development or social framework or similar agreements as a condition to the continued operation of such Companies Properties. No dispute exists or is threatened in writing between community groups and the Company and its Subsidiaries with respect to their businesses, assets and operations, except for such disputes that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(z) Taxes.

(i) Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(ii) Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS. Each of the Company and its Subsidiaries has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course.

(iii) No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets.

(iv) No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction.

(v) There are no Liens with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(vi) Each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(vii) There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(viii) The Company and each of its Subsidiaries has made available to Hudbay true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(ix) None of the Company or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom the Company or Subsidiary, as the case may be, was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(x) The Company and its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(xi) There are no circumstances existing which could result in the material application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Except as in accordance with past practices, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if, as a result, any material amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(xii) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Company is resident in, and is not a non-resident of, Canada, and is a "taxable Canadian Corporation" and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a "taxable Canadian corporation".

(xiii) In respect of the issuance of any "flow-through shares" as defined in subsection 66(15) of the Tax Act and the corresponding definition of any applicable provincial legislation, the Company and each of its Subsidiaries has:

(A) not breached any of the representations, warranties or covenants in any subscription agreements and/or indemnity agreements relating to such issuances, including, for greater certainty and without limitation, the incurrence and renunciation of Canadian exploration expenditures or Canadian development expenditures (each as defined in the Tax Act and the corresponding definition of any applicable provincial legislation) as required by such agreements;

(B) no outstanding liabilities, contingent, or otherwise, in respect of any such share issuances or pursuant to such subscription and/or indemnity agreements;

(C) filed all prescribed forms and returns that were required to be filed by the Company and its Subsidiaries with any Governmental Entity in connection with such issuances;

(D) delivered all prescribed forms to the subscribers of such flow-through shares, which prescribed forms and returns were complete and correct in all respects; and

(E) without limiting the generality of the foregoing, otherwise satisfied all of its obligations.

(aa) Books and Records. The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of the Company and each of its Subsidiaries as made available to Hudbay are complete and accurate in all material respects. The corporate minute books for the Company and its Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held, with the exception of minutes of meeting in draft form as at the date hereof. The financial books and records and accounts of the Company and each of its Subsidiaries:

(A) have been maintained in accordance with customary industry practice and IFRS; (B) are stated in reasonable detail and accurately and fairly reflect, in all material respects, the transactions and dispositions of assets of the Company and its Subsidiaries; and (C) accurately and fairly reflect, in all material respects, the basis for the Company's consolidated financial statements.

(bb) Insurance. As of the date hereof, the Company and its Subsidiaries have in place the insurance policies disclosed in Schedule 3.1(bb) of the Company Disclosure Letter. All insurance maintained by the Company or any of its Subsidiaries is in full force and effect and in good standing, and neither the Company nor its Subsidiaries are in default, whether as to payment of premium or otherwise. Neither the Company nor any of its Subsidiaries has failed to make a claim thereunder on a timely basis or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Company or its Subsidiaries or not to renew any policy of insurance on its expiry. The assets of the Company and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses.

(cc) Non-Arm's Length Transactions. Except as disclosed in Schedule 3.1(cc) of the Company Disclosure Letter, other than employment, indemnification or compensation agreements entered into in the ordinary course, there are no current Contracts or other transactions currently in place (including relating to indebtedness by or to the Company or its Subsidiaries) between the Company or its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of the Company, beneficial owner of five percent or more of the voting securities of the Company, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(dd) Benefit Plans.

(i) Schedule 3.1(dd)(i) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans. Current and complete copies of all the Company Benefit Plans as amended as of the date hereof have been made available to Hudbay together with copies of all material documents relating to the Company Benefit Plans.

(ii) No Company Benefit Plan:

(A) is a "registered pension plan", a "retirement compensation arrangement", a "deferred profit sharing plan", or a "salary deferral arrangement", as each such term is defined in the Tax Act;

(B) is a "multi-employer plan" as such term is defined in Subsection 8500(i) of the Regulations of Tax Act;

(C) contains a "defined benefit provision" as defined in Subsection 147.1(1) of the Tax Act;

(D) provides for health and welfare benefits which are not fully-insured;

(E) provides for retiree or post-termination benefits to Company Employees or former Company Employees or beneficiaries or dependents thereof (other than as required by applicable Laws); or

(F) provides benefits to independent contractors.

(iii) Each Company Benefit Plan is, and has been, established, registered, amended, funded, operated, communicated, administered and invested in accordance with its terms, all Laws and all relevant employment agreements; all employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Company Benefit Plan, as of the date hereof, have been paid or remitted in a timely fashion in accordance with its terms, all Laws and all relevant employment agreements; and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the Company's financial statements.

(iv) To the knowledge of the Company, there are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending or threatened involving any Company Benefit Plan or its assets, and no facts exist which would reasonably be expected to give rise to such investigations or material claim (other than routine claims for payment of benefits).

(v) There has been no amendment to, or announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan and no Company Benefit Plan contains provisions permitting retroactive increase or payments on termination which, in each case, would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(vi) Except as disclosed in Schedule 3.1(dd)(vi) of the Company Disclosure Letter, neither the execution of this Agreement, nor the consummation of the Arrangement (whether alone or in conjunction with any subsequent events) could result in (A) any Company Employees receiving termination or severance pay or any increase in termination or severance pay upon any termination of employment or such Person's engagement after the date hereof, (B) acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, or (C) limiting or restricting the right of the Company or, after the consummation of the Arrangement, Hudbay to merge, amend or terminate any of the Company Benefit Plans.

(vii) There is no entity other than the Company or its Subsidiaries participating in any Company Benefit Plan.

(viii) All data necessary to administer each Company Benefit Plan is in the possession of the Company or its Subsidiaries or its agents and is in a form which is sufficient for the proper administration of the Company Benefit Plan in accordance with its terms and all Laws and such data is complete and correct.

(ee) Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed in Schedule 3.1(ee) of the Company Disclosure Letter:

(i) all facilities and operations of the Company and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii) the Company and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Company Mineral Interests and to conduct their respective business as they are now being conducted;

(iii) no environmental, investigation, remediation, reclamation or closure obligation, demand, notice, work order or other Environmental Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of the Company and its Subsidiaries and, to the knowledge of the Company, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv) neither the Company nor any of its Subsidiaries is subject to or has received notice of any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v) to the knowledge of the Company, there are no changes in the status, terms or conditions of any Environmental Permits held by the Company or its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits, or any review by, or approval of, any Governmental Entity of such Environmental Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or its Subsidiaries following the Effective Date;

(vi) the Company and its Subsidiaries have made available to Hudbay all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii) to the knowledge of the Company, the Company and its Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Environmental Liability under any Environmental Laws.

(ff) Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any such Subsidiary, any acquisition of property by the Company or any such Subsidiary or the conduct of business by the Company or any such Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(gg) Material Contracts. Schedule 3.1(gg) of the Company Disclosure Letter lists all of the Material Contracts to which the Company or any of its Subsidiaries is party or bound. The Company and each of its Subsidiaries have complied in all material respects with all the terms of the Material Contracts to which it is a party or bound. Neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to be, or result in, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to be, or result in, a Company Material Adverse Effect. The Company has made available to Hudbay true and complete copies of all of the Material Contracts to which the Company or any of its Subsidiaries is party. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company (or a Subsidiary of the Company, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity). There exists no state of facts which, after notice or lapse of time or both, would trigger any pre-emptive rights or rights of first refusal under the Material Contracts, except for such pre-emptive rights or rights of first refusal which, if triggered, would not, individually or in the aggregate, reasonably be expected to be material to the Company. Neither the Company nor any of its Subsidiaries has received notice that any party to a Material Contract intends to cancel, terminate, materially modify or not renew such Material Contract.

(hh) Whistleblower Reporting. No employee, consultant or agent of the Company or any of its Subsidiaries nor any legal counsel representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of any Securities Laws, the Company's code of conduct or anti-harassment Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Company's management, audit committee (or other committee designated for the purpose) of the Company Board.

(ii) Brokers. Except as set out in Schedule 3.1(ii) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees on behalf of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. True and complete copies of the engagement letters between the Company and each of the Company Board Financial Advisor and the Special Committee Financial Advisor have been made available to Hudbay. [Redacted - Confidential Information]

(jj) Corrupt Practices Legislation.

(i) Neither the Company, its Subsidiaries and affiliates, nor, to the Company's knowledge, any of their Representatives or other Persons acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, offered, promised, agreed, paid, authorized, given or taken any act in furtherance of any such offer, promise, agreement, payment or authorization on behalf of the Company or its Subsidiaries, anything of value, directly or indirectly, to any official of a Governmental Entity, any political party or official thereof or any candidate for political office, for the purpose of any of the following:

(A) influencing any action or decision of such person in such person's official capacity, including a decision to fail to perform such person's official function in order to obtain or retain an advantage in the course of business;

(B) inducing such person to use such person's influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person or otherwise to obtain or retain an advantage in the course of business; or

(C) where such payment would constitute a bribe, rebate, payoff, influence payment, kickback or illegal or improper payment to assist the Company or one of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) None of the Company, its Subsidiaries, nor any of their respective Representatives has taken any action that is inconsistent with or prohibited by or would cause the Company or one of its Subsidiaries to be in violation of the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States) or any Law of similar effect prohibiting corruption, bribery and money laundering in any jurisdiction in which it conducts its business and to which it is subject (collectively, "Applicable Anti-Corruption Law") and all Contracts and arrangements between the Company or one of its Subsidiaries and any other Person are in compliance with Applicable Anti-Corruption Laws other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Hudbay. Since March 31, 2021, the Company and its Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees, agents and representatives in place in respect thereof as are appropriate to prevent and detect violations of laws prohibiting corruption, bribery and money laundering.

(iii) None of the Company or its Subsidiaries nor any of its directors, officers, employees, agents or representatives has (A) conducted or initiated any review, audit or internal investigation that concluded that the Company or one of its Subsidiaries or any of their respective directors, officers, employees, agents or representatives has violated any Laws prohibiting corruption, bribery or money laundering or committed any wrongdoing thereunder, or (B) made a voluntary, directed or involuntary disclosure to any Governmental Entity responsible for enforcing anti-corruption, anti-bribery and money laundering Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request or citation from any person alleging non-compliance with any such Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(iv) The Company and its Subsidiaries have maintained systems of internal controls intended to ensure compliance with Applicable Anti-Corruption Laws.

(kk) Sanctions.

(i) Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers or employees nor, to the knowledge of the Company, any agents or persons acting on any of their behalf: (A) is a Restricted Party; or (B) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(ii) None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee or agent of the Company or any of its Subsidiaries is a Person that is, or is owned or controlled by Persons that are: (A) the subject/target of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions, including Russia, Crimea, Cuba, Iran, North Korea, and Syria.

(iii) The Company, its Subsidiaries and their respective directors, officers and employees and, to the knowledge of the Company, the agents of the Company and its Subsidiaries are in compliance with all applicable Sanctions in all material respects. The Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance with applicable Sanctions.

(iv) The Company represents and covenants that for the past five years, neither the Company nor any of its Subsidiaries has knowingly engaged in, or is now knowingly engaged in, or will engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(ll) Fairness Opinions.

(i) The Special Committee has received the Special Committee Fairness Opinion, a true and complete copy of which has been or will be provided to Hudbay and such Special Committee Fairness Opinion has not been withdrawn or modified as of the date hereof. The Company has been authorized by the Special Committee Financial Advisor to include a copy of the Special Committee Fairness Opinion and references thereto in the Company Circular.

(ii) The Company Board has received the Company Board Fairness Opinion, a true and complete copy of which has been or will be provided to Hudbay and such Company Board Fairness Opinion has not been withdrawn or modified as of the date hereof. The Company has been authorized by the Company Board Financial Advisor to include a copy of the Company Board Fairness Opinion and references thereto in the Company Circular.

(mm) No "Collateral Benefit". To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement

3.2 Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF HUDBAY

4.1 Representations and Warranties

Hudbay hereby represents and warrants to the Company as follows, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Organization and Qualification. Hudbay and each of the Hudbay Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate power and authority to own its assets and conduct its business as now owned and conducted. Hudbay and each of the Hudbay Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(b) Authority Relative to this Agreement. Hudbay has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Hudbay and the performance by Hudbay of its obligations hereunder have been duly authorized by the Hudbay Board and no other corporate proceedings on the part of Hudbay are necessary to authorize this Agreement or the consummation of the Arrangement. This Agreement has been duly executed and delivered by Hudbay and constitutes a valid and binding obligation of Hudbay, enforceable by the Company against Hudbay in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c) No Conflict; Required Filings and Consent.

(i) The execution and delivery by Hudbay of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(A) violate, conflict with or result in a breach of:

(1) the constating documents of Hudbay or those of any of the Hudbay Material Subsidiaries;

(2) any material Contract or Authorization to which Hudbay or any of the Hudbay Material Subsidiaries is a party or by which the Hudbay or any of the Hudbay Material Subsidiaries is bound, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect; or

(3) any Law to which Hudbay or the Hudbay Material Subsidiaries is subject or by which Hudbay or the Hudbay Material Subsidiaries is bound, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect;

(B) give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Hudbay is entitled, under any Contract or Authorization to which Hudbay or any of the Hudbay Material Subsidiaries is a party, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect; or

(C) give rise to any rights of first refusal or rights of first offer, trigger any change in control provisions or any restriction or limitation under any Contract or Authorization, or result in the imposition of any Lien upon any of Hudbay's assets or the assets of any of the Hudbay Material Subsidiaries, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(ii) Other than the rules and policies of the TSX and the NYSE, the Interim Order and the Final Order, no Authorization of, or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity is necessary on the part of Hudbay or any of the Hudbay Material Subsidiaries in order for Hudbay to proceed with the execution and delivery of this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement, except as would not, individually or in the aggregate, have a Hudbay Material Adverse Effect.

(d) Reporting Issuer Status.

(i) As of the date hereof, Hudbay is a reporting issuer not on the list of reporting issuers in default (or the equivalent) under applicable Securities Laws in each of the provinces and territories of Canada and is in material compliance with all applicable Securities Laws therein.

(ii) Hudbay has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has Hudbay received notification from the Ontario Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke Hudbay's reporting issuer status. No delisting of, suspension of trading in or cease trade order with respect to any securities of Hudbay and, to the knowledge of Hudbay, no inquiry or investigation (formal or informal) of any Canadian Securities Authority has occurred, is in effect or ongoing or, to the knowledge of Hudbay, has been threatened in writing.

(iii) Hudbay is (A) a "foreign private issuer" as such term is defined in Rule 405 under the U.S. Securities Act, and (B) is not registered or required to register as an investment company under the U.S. Investment Company Act. As of the date hereof, the Hudbay Shares are registered under Section 12(b) of the U.S. Exchange Act. and consequently Hudbay is a reporting issuer for purposes of U.S. Securities Laws. Hudbay has not taken any action to cease to be a reporting issuer in the United States nor has Hudbay received notification from the U.S. Securities Exchange Commission ("U.S. SEC") seeking to revoke Hudbay's reporting issuer status. No delisting of, suspension of trading in or cease trading order with respect to any securities of Hudbay listed for trading on a U.S. stock exchange and, to the knowledge of Hudbay, no inquiry or investigation (formal or informal) of the U.S. SEC or NYSE has occurred, is in effect or ongoing or, to the knowledge of Hudbay, has been threatened in writing.

(e) Reports. Hudbay has filed with all applicable Governmental Entities true and complete copies of Hudbay Public Documents that Hudbay is required to file in accordance with applicable Securities Laws. The Hudbay Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws. Any amendments to the Hudbay Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Hudbay has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(f) Stock Exchange Matters.

(i) The Hudbay Shares are listed on the TSX, the NYSE and BVL and are not listed or quoted on any market other than the TSX, the NYSE and BVL.

(ii) Hudbay is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX, the NYSE and BVL. The Hudbay has not taken any action which would be reasonably expected to result in the delisting or suspension of the Hudbay Shares on or from the TSX, NYSE or BVL.

(g) Freely Tradeable Shares. The Consideration Shares to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Canadian Securities Laws, U.S. federal securities laws and the state securities of each U.S. state where holders entitled to receive such shares are located. Such securities shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, and shall not be subject to any "hold period" resale restrictions under National Instrument 45-102 - Resale of Securities, provided that that certain restrictions on resale under U.S. Securities Laws, including as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to Persons who are, or have been within 90 days prior to the Effective Time, affiliates (as defined in Rule 144 under the U.S. Securities Act) of Hudbay.

4.2 Survival of Representations and Warranties

The representations and warranties of Hudbay contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1 Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as required by Law or any Governmental Entity, (ii) with the prior written consent of Hudbay, or (iii) as otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement:

(a) the Company shall, and shall cause each of its Subsidiaries to, conduct its business in, not take any action except in, and maintain their respective facilities in, the ordinary course and to use commercially reasonable efforts to maintain and preserve intact its present business organization, assets, properties (including the Company Mineral Interests) and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with joint venture partners, suppliers, distributors, employees, Governmental Entities and others having business relationships with them;

(b) without limiting the generality of Section 5.1(a), the Company shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i) issue, sell, grant, award, pledge, dispose of or permit a Lien to be created on or agree to issue, sell, grant, award, pledge, dispose of or permit a Lien to be created on any Company Shares, or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its Subsidiaries (including, for greater certainty, Company Options and Company Warrants), other than pursuant to the exercise of Company Options or Company Warrants in accordance with the terms of such Company Options and Company Warrants in effect on the date hereof;

(ii) amend or propose to amend the articles or other constating documents or the terms of any securities of the Company or any of its Subsidiaries;

(iii) declare, set aside or pay any dividend or other distribution to Company Shareholders (whether in cash, securities or property or any combination thereof) in respect of any Company Shares;

(iv) split, combine or reclassify any outstanding Company Shares or the securities of any of its Subsidiaries;

(v) redeem, purchase or offer to purchase any Company Shares or other securities of the Company or any shares or other securities of its Subsidiaries;

(vi) except in connection with a Pre-Acquisition Reorganization, reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;

(vii) reduce the stated capital of the Company Shares or the shares of any of its Subsidiaries;

(viii) sell, pledge, lease, dispose of, mortgage, licence, permit a Lien to be created on or agree to sell, pledge, dispose of, mortgage, licence, permit a Lien to be created on or otherwise transfer any assets of the Company or any of its Subsidiaries or any interest in any assets of the Company;

(ix) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment (by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, purchase of any property or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, in any Person;

(x) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xi) adopt a plan of liquidation or resolutions providing for the winding-up, liquidation or dissolution of the Company or any of its Subsidiaries;

(xii) pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, liabilities or obligations prior to the same becoming due;

(xiii) authorize, recommend or propose any release or relinquishment of any material contractual right;

(xiv) waive, release, grant, transfer, exercise, modify or amend in any material respect (A) any existing contractual rights in respect of any Company Mineral Interests, (B) any material Authorization, lease, concession, contract or other document, or (C) any other material legal rights or claims;

(xv) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document;

(xvi) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or planned to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xvii) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company to consummate the Arrangement or the other transactions contemplated by this Agreement, other than in connection with a Pre-Acquisition Reorganization;

(xviii) other than as is necessary to comply with applicable Laws or the current terms of any Contracts or Company Benefit Plans that are disclosed in the Company Disclosure Letter: (A) grant to any Company Employee an increase in compensation in any form, or grant any general salary increase; (B) make any loan to any Company Employee; (C) take any action with respect to the grant of any severance, retention, change of control, bonus or termination pay to, or enter into any employment agreement, consulting agreement, independent contractor agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee; (D) increase any benefits payable under any existing severance or termination pay policies or employment, consulting or independent contractor agreements, or adopt or materially amend or make any contribution to any Company Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of Company Employees or former Company Employees; (E) increase bonus levels or other benefits payable to any Company Employee; (F) provide for accelerated vesting, removal of restrictions or an exercise of any stock-based or stock-related awards (including Company Options); (G) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (H) hire or engage, or amend the terms of employment or engagement of, any Company Employee;

(xix) enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction;

(xx) materially change the business carried on by the Company and its Subsidiaries, as a whole;

(xxi) amend its accounting policies or adopt new accounting policies, except as required by concurrent changes in IFRS;

(xxii) enter into any Contract or series of related Contracts having a term in excess of 12 months and that would not be terminable by the Company or its Subsidiaries upon notice of 90 days or less from the date of the relevant Contract, or that would impose financial obligations on the Company or any of its Subsidiaries in excess of $50,000 annually or $150,000 in the aggregate over the term of the Contract;

(xxiii) alter, amend, or otherwise modify or supplement, or waive any provision or condition of, or grant a consent under, any Material Contract;

(xxiv) [Redacted - Confidential Information];

(xxv) enter into or renew any agreement, contract, lease, licence or other binding obligation of the Company or its Subsidiaries (A) containing (1) any limitation or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Hudbay or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Hudbay or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of the Company or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Hudbay or its Subsidiaries, to solicit customers or employees, or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(xxvi) allow any Company Mineral Interest to expire or lapse;

(xxvii) [Redacted - Confidential Information]; or

(xxviii) incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures.

(c) the Company shall use its commercially reasonable efforts to cause its and its Subsidiaries' current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) the Company shall and shall cause each of its Subsidiaries to maintain and preserve all of its and its Subsidiaries' rights under each of its Company Mineral Interest under each of its and its Subsidiaries' Authorizations;

(e) the Company and each of its Subsidiaries shall:

(i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(ii) timely withhold, collect, remit and pay all Taxes which are required to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii) not make, change or rescind any material election, information, return or designation relating to Taxes;

(iv) not amend or change any of its methods for reporting income deductions or accounting for Tax purposes;

(v) not make a request for a Tax ruling, voluntarily disclose any potential or actual Tax issue to any taxing authority, or enter into or amend any agreement with any taxing authorities, or consent to any extension or waiver of any limitation period with respect to Taxes;

(vi) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(vii) not knowingly make or modify any agreement in respect of, or agree to take any action that could affect the interpretation of, any Tax matters with any Governmental Entity;

(viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement;

(ix) not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2021, except as may be required by applicable Laws;

(x) respond completely and comprehensively to any audit, investigation, assessment or request for information from any Governmental Entity in respect of Taxes promptly (and in any event, within the time frame set by such Governmental Entity for any such response, having regard to any extensions of time); and

(xi) keep Hudbay reasonably informed of any material events, discussions, correspondence or other action with respect to any Tax audit, investigation or assessment or request for information;

(f) the Company shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Company Mineral Interests) without the prior consent of Hudbay, such consent not to be unreasonably withheld, and shall provide Hudbay with prompt notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication; and

(g) the Company shall not authorize, agree or otherwise commit to do any of the matters prohibited by this Section 5.1.

5.2 Covenants of the Company Relating to the Arrangement

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall and shall cause its Subsidiaries to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with Hudbay in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and the Company shall and, where applicable, shall cause its Subsidiaries to:

(a) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;

(b) use its commercially reasonable efforts to obtain or deliver as promptly as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts and any other consents and notices set forth in Schedule 5.2 of the Company Disclosure Letter;

(c) use its commercially reasonable efforts to repay and discharge the indebtedness and associated Liens disclosed in Item 1 of Schedule 1.1(b) of the Company Disclosure Letter on or prior to the Effective Time;

(d) defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and to comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(f) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable state securities laws;

(g) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(h) promptly notify Hudbay of:

(i) any Company Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or

(iii) any material proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries in connection with this Agreement or the Arrangement.

5.3 Covenants of Hudbay Regarding the Conduct of Business

Hudbay covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as required by Law or any Governmental Entity, (ii) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) or, (iii) as otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement, Hudbay shall not, and shall cause each of its Material Subsidiaries not to:

(i) make any amendment to its constating documents that would materially and adversely affect its ability to consummate the transactions contemplated hereby or change its authorized share capital;

(ii) split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding shares (other than cash dividends on the Hudbay Shares in accordance with past practice), nor reduce capital in respect of its outstanding shares;

(iii) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs;

(iv) adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Hudbay; or

(v) materially change the business carried on by Hudbay and its Material Subsidiaries, as a whole,

provided that, for greater certainty, neither the consummation nor any modification, delay or termination of the CMMC Transaction shall constitute a breach of this Section 5.3.

5.4 Covenants Relating to the Consideration Shares

Hudbay shall apply for and use commercially reasonable efforts to obtain approval of the listing for trading on the NYSE, and conditional approval for the listing for trading on the TSX, by the Effective Time, of the Hudbay Shares issuable pursuant to the Arrangement and the Warrant Shares, subject to (a), in the case of the NYSE, official notice of issuance, and (b) in the case of the TSX, the satisfaction of customary conditions. The Company shall use commercially reasonable efforts to cooperate with Hudbay in connection with the foregoing, including by providing information reasonably requested by Hudbay in connection therewith.

5.5 Covenants of Hudbay Regarding Blue-Sky Laws

Hudbay shall use its commercially reasonable efforts to ensure that the Consideration Shares shall, at the Effective Time, either be registered or qualified under all applicable U.S. state securities laws, or exempt from such registration and qualification requirements.

5.6 Delisting Matters

The Company shall cooperate with Hudbay and use its commercially reasonable efforts to cause, and do or cause to be done all things reasonably necessary or advisable under applicable Law, and the rules and regulations of the CSE, OTCQB and the Frankfurt Stock Exchange, as applicable, to enable the Company Shares to be delisted from the CSE and delisted and/or removed from the OTCQB and Frankfurt Stock Exchange promptly, with effect as soon as practicable following the acquisition by Hudbay of the Company Shares pursuant to the Arrangement.

5.7 Covenants of Hudbay Relating to the Arrangement

Hudbay covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, it shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Hudbay or any of its Subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated in this Agreement and Hudbay shall and where appropriate shall cause each of its Subsidiaries to:

(a) other than in respect of the Regulatory Approvals, which shall be governed by Section 5.8, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it or its Subsidiaries relating to the Arrangement;

(b) defend all lawsuits or other legal, regulatory or other proceedings against Hudbay challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c) use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and the Final Order applicable to it and to comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(d) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under section 3(a)(10) of the U.S. Securities Act and applicable state securities laws;

(e) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f) promptly notify the Company of:

(i) any Hudbay Material Adverse Effect or change, effect, event, occurrence or state of facts or circumstance that would reasonably be expected to have, individually or in the aggregate, a Hudbay Material Adverse Effect;

(ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is required in connection with this Agreement or the Arrangement; or

(iii) any material proceedings commenced or, to the knowledge of Hudbay, threatened against, relating to or involving or otherwise affecting Hudbay or any of its Subsidiaries in connection with this Agreement or the Arrangement.

5.8 Regulatory Approvals

(a) Hudbay and the Company shall and shall cause their respective Subsidiaries, as applicable, to:

(i) as promptly as practicable after the date of this Agreement, prepare and file any filings or notifications under any applicable federal, provincial, state or foreign Law that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, including all filings required to obtain the Regulatory Approvals; and

(ii) provide to each Governmental Entity all non-privileged information, documents, data and other things requested by any Governmental Entity or that are necessary or advisable to permit consummation of the transactions contemplated by this Agreement as promptly as practicable following any such request.

(b) All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Regulatory Approvals shall be paid by Hudbay.

(c) With respect to obtaining the Regulatory Approvals, each of Hudbay and the Company shall cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(i) subject to the terms of Section 5.8(f), no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party;

(ii) the Parties shall exchange drafts of all submissions, material correspondence, filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such material submissions, correspondence, filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that information indicated by either Party to be competitively sensitive may be provided only to the external legal counsel of the Parties;

(iii) each Party will keep the other Party and their respective counsel fully apprised of all substantive written (including email) and oral communications and all meetings with any Governmental Entity and their staff in respect of the Regulatory Approvals, and will not participate in such material communications or meetings without giving the other Party and their respective counsel the opportunity to participate therein; provided, however, that where competitively sensitive information may be discussed or communicated, a Party may allow only the external legal counsel for the other Party to participate in the meeting or receive the communication; and

(iv) the Company shall make available its Representatives, on the reasonable request of Hudbay and its counsel, to assist Hudbay in obtaining the Regulatory Approvals, including by (i) providing strategic input, including on any materials prepared for obtaining the Regulatory Approvals, and (ii) responding promptly to requests for support, documents, information, comments or input where reasonably requested by Hudbay in connection with the Regulatory Approvals.

(d) The Company shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(e) The Parties shall use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement. However, nothing in this Agreement shall require Hudbay or its Subsidiaries to (i) propose, negotiate, effect or agree to, by consent decree, hold separate order or otherwise, the sale, transfer, divestiture, license or other disposition of any assets or businesses of Hudbay or the Company or their respective Subsidiaries or otherwise take any action that prohibits or limits Hudbay's freedom of action with respect to, or Hudbay's ability to own, retain, control, operate or exercise full rights of ownership with respect to any of the businesses or assets of Hudbay, the Company or their respective Subsidiaries, or (ii) defend any judicial or administrative action or similar proceeding instituted (or threatened to be instituted) by any Person under any Law or seeking to have any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned.

(f) Hudbay shall determine and direct all matters and efforts related to the obtaining of the Regulatory Approvals. Hudbay shall consider the views and input of the Company in good faith.

5.9 Resignations

At or prior to the Effective Time, the Company shall obtain and deliver to Hudbay the resignations and mutual releases, effective as of the Effective Time, of all of the directors and officers of the Company and its Subsidiaries requested by Hudbay, in form and substance acceptable to Hudbay, acting reasonably.

5.10 Employee Matters

The Parties acknowledge that the Arrangement will result in a "change in control" (or a term of similar import) for purposes of the Company's Option Plan and employment or consultant agreements of the Company's Employees. After the Effective Time, Hudbay covenants and agrees to cause the Company and any successor to the Company, to honour and comply in all material respects with the terms of all existing employment, indemnification, change in control, severance, termination or other compensation arrangements and employment and severance obligations of the Company or any of its Subsidiaries that were entered into prior to the date of this Agreement and disclosed to Hudbay in Section 3.1(t) of the Company Disclosure Letter). Nothing in this Agreement shall confer upon any person any right to continue in the employ or service of Hudbay, the Company or any of their respective Subsidiaries, or affect in any way the right of Hudbay, the Company or any of their respective Subsidiaries to terminate his, her or its employment or service, as applicable, at any time.

5.11 Pre-Acquisition Reorganization

(a) The Company agrees that, upon request by Hudbay, the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to, (a) effect such reorganizations of the Company's or its Subsidiaries' business, operations and assets or such other transactions as Hudbay may request, acting reasonably (each a "Pre-Acquisition Reorganization"), (b) co-operate with Hudbay and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; and (c) reasonably cooperate with Hudbay and its advisors to seek to obtain any consents, approvals, waivers or authorizations reasonably required in connection with the Pre-Acquisition Reorganization; provided, however, that the Pre-Acquisition Reorganizations (i) are not prejudicial to the Company or the Company Shareholders in any material respect; (ii) do not require the Company to obtain the approval of the Company Shareholders and do not require Hudbay to obtain the approval of the Hudbay Shareholders; (iii) do not impede, delay or prevent the satisfaction of any other conditions set forth in Article 6; (iv) do not impair, impede or delay the consummation of the Arrangement; and (v) do not result in any breach by the Company or any of its Subsidiaries of any Contract or Authorization or any breach by the Company of the Company's constating documents or by any of its Subsidiaries of their respective organization documents or Law.

(b) Hudbay shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) business days prior to the Effective Time. Upon receipt of such notice, Hudbay and the Company shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

(c) Hudbay agrees that any action (and the result of any action) taken by or on behalf of the Company or its Subsidiaries in furtherance of or respect of a Pre-Acquisition Reorganization shall be deemed not to result in any breach of any representation, warranty, covenant or closing condition herein (including where any such Pre- Acquisition Reorganization requires the consent of any third party).

(d) Unless the Arrangement is not completed due to a breach by the Company of the terms and conditions of this Agreement or in circumstances that would give rise to the payment by the Company of a Company Termination Payment, if Hudbay does not acquire all of the Company Shares, Hudbay shall:

(i) reimburse the Company and its Subsidiaries for all Taxes, costs and expenses, including reasonable legal fees and disbursements incurred by the Company or its Subsidiaries in respect of a Pre-Acquisition Reorganization, and including all amounts relating to the considering, effecting, voiding, reversing or unwinding of a Pre-Acquisition Reorganization; and

(ii) indemnify and save harmless the Company, its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in respect of or as a result of a Pre-Acquisition Reorganization, or to reverse or unwind any Pre-Acquisition Reorganization.

5.12 Filings

The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to section 237.3 or 237.4 of the Tax Act or sections 1079.8.5 to 1079.8.6.4 of the Taxation Act (Québec) (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by such Law. The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting.

5.13 Financing Assistance

In the event that Hudbay determines that any Financing is required or desirable, the Company shall use commercially reasonable efforts to provide and cause its Subsidiaries and its and their Representatives to provide such customary cooperation (including with respect to timeliness) to Hudbay in respect of any such Financing as Hudbay may reasonably request in connection with such matters.

5.14 Access to Information; Confidentiality

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford to Hudbay and to its Representatives such access as Hudbay may reasonably require at all reasonable times, to the Company's officers, employees, agents, properties, books, records and contracts, and shall furnish Hudbay with all data and information as Hudbay may reasonably request. Without limiting the foregoing, during such period, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, afford Hudbay and its Representatives such access to the Company Employees, the Company Property, the assets of the Company and its Subsidiaries and the data, information and records (including data, information and records relating to Company Employees and such monthly reports with respect to the operations of the Company and its Subsidiaries as Hudbay may reasonably request) as is reasonably necessary in order for Hudbay to observe the Company's operations, to facilitate the closing of the Arrangement and the transition of the business of the Company and its Subsidiaries to Hudbay, including right to have Representatives of Hudbay on-site at the Company Property from time to time at Hudbay's request; and instruct the Representatives of the Company and its Subsidiaries to cooperate with Hudbay and its Representatives in its exercise of such rights; provided that any such access shall be during normal business hours upon reasonable advance notice to the Company, under the supervision of the Company's personnel and in such a manner as not to interfere with the conduct of the Company's business or any other businesses of the Company. All such access shall be at the sole risk of Hudbay and its Representatives, and Hudbay shall comply with and cause its Representatives to comply with all of the Company's policies with regard to health and safety while visiting any mines or processing facilities on the Company Property.

(b) Hudbay and the Company acknowledge and agree that information furnished pursuant to this Section 5.14 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.15 Insurance and Indemnification

(a) Prior to the Effective Date, the Company shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Hudbay will, or will cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, that Hudbay shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further that the cost of such policy shall not exceed 300% of the Company's current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

(b) Hudbay agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its Subsidiaries to the extent that they are disclosed in the Company Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Company Disclosure Letter or required by Law, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c) The provisions of this Section 5.15 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 5.15 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of the Parties:

(a) the Arrangement Resolution shall have been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order;

(b) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or Hudbay, acting reasonably, on appeal or otherwise;

(c) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d) (x) the Consideration Shares to be issued pursuant to the Arrangement and the Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof and (y) such Consideration Shares and Replacement Warrants shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and subject only to restrictions on transfer applicable solely as a result of the holder being, or within the last 90 days having been, an affiliate (as defined in Rule 144 under the U.S. Securities Act) of Hudbay or except as disclosed in the Company Circular, provided, however that the Company shall not be entitled to the benefit of the conditions in this Section 6.1(d), and shall be deemed to have waived such condition, in the event that the Company fails to: (a) advise the Court prior to the hearing in respect of the Interim Order that the Parties intend to rely on the exemption from the registration afforded by section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement; or (b) comply with the requirements to be satisfied by the Company set forth in Section 2.8;

(e) the distribution of the Consideration Shares shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws;

(f) the Consideration Shares to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions);

(g) all of the Regulatory Approvals shall have been obtained; and

(h) this Agreement shall not have been terminated in accordance with its terms.

6.2 Additional Conditions Precedent to the Obligations of Hudbay

The obligation of Hudbay to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Hudbay and may be waived by Hudbay in whole or in part at any time):

(a) all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and Hudbay shall have received a certificate of the Company addressed to Hudbay and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as of the Effective Date;

(b) (i) the representations and warranties of the Company set forth in this Agreement (other than as contemplated in clauses (ii) and (iii)) shall be true and correct in all respects, without regard to any materiality or Company Material Adverse Effect qualifications contained in them, as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Sections 3.1(a) [Organization and Qualification], 3.1(b) [Authority Relative to this Agreement], 3.1(c) [No Conflict; Required Filings and Consent] and 3.1(u)(ii) [Absence of Certain Changes or Events - No Company Material Adverse Effect] shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and (iii) the representations and warranties of the Company set forth in Sections 3.1(d) [Subsidiaries], 3.1(g) [Capitalization and Listing] and 3.1(ii) [Brokers] shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Effective Time as though made on and as of such date and time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Hudbay shall have received a certificate of the Company addressed to Hudbay and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same;

(c) between the date hereof and the Effective Time, there shall not have occurred a Company Material Adverse Effect;

(d) there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other Person (i) challenging or seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by this Agreement, (ii) cease trading, enjoining, prohibiting or imposing any limitations on Hudbay's ability to acquire, hold or exercise full rights of ownership over any Company Shares upon completion of the Arrangement; or (iii) prohibiting the ownership or operation by Hudbay of the business or assets of the Company or any material portion thereof following completion of the Arrangement;

(e) holders of no more than 10% of the Company Shares shall have exercised Dissent Rights; and

(f) all requisite third party and other consents, waivers, permits, exemptions, orders and approvals that Hudbay may reasonably consider to be necessary or desirable in connection with the consummation of the Arrangement shall have been obtained or received in form and substance satisfactory to Hudbay, acting reasonably, and reasonable evidence of such receipt shall have been delivered to Hudbay, except where the failure to obtain or receive any such consent, waiver, permit, exemption, order or approval would not reasonably be expected to result in a Company Material Adverse Effect.

6.3 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company in whole or in part at any time):

(a) all covenants of Hudbay under this Agreement to be performed on or before the Effective Time shall have been duly performed by Hudbay in all material respects and the Company shall have received a certificate of Hudbay, addressed to the Company and dated the Effective Date, signed on behalf of Hudbay by two of its senior executive officers (on Hudbay's behalf and without personal liability), confirming the same as of the Effective Date;

(b) the representations and warranties of Hudbay set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to materially impede or delay the consummation of the Arrangement or to have a Hudbay Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Hudbay by two senior executive officers of Hudbay (on Hudbay's behalf and without personal liability), confirming the same;

(c) between the date hereof and the Effective Time, there shall not have occurred a Hudbay Material Adverse Effect; and

(d) Hudbay shall have complied with its obligations under Section 2.11, and the Depositary shall have confirmed receipt of the Consideration.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied upon the issuance of the Certificate of Arrangement.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1 Non-Solicitation

(a) Except as expressly provided in this Article 7, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit any of its or their Representatives to take any action of any kind that might, directly or indirectly, interfere with the successful and timely completion of the Arrangement, including any action to:

(i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Hudbay or its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, provided that the Company may advise any Person making an Acquisition Proposal that the Company Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to result in a Superior Proposal;

(iii) make a Change in Recommendation;

(iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced or otherwise publicly disclosed Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days following such public announcement or disclosure will not be considered to be in violation of this Section 7.1 provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such five business day period (or, in the event that the Company Meeting is scheduled to occur within such five business day period, not later than the third business day prior to the date of the Company Meeting)); or

(v) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.3).

(b) The Company shall, and shall direct and cause its Representatives and its Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than Hudbay and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, whether or not initiated by the Company, and, in connection therewith, the Company will discontinue access to any of its and its Subsidiaries' confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise, in each case, except as permitted by this Agreement) and shall as promptly as reasonably practicable request, and exercise all rights it has (or cause its Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company and its Subsidiaries provided in connection therewith to the extent such information has not already been returned or destroyed, and shall use its commercially reasonable efforts to confirm that such requests are honoured in accordance with the terms of such rights. The Company shall not, and shall not authorize or permit any of its Subsidiaries to, directly or indirectly, amend, modify or release any third party from any confidentiality, non-solicitation or standstill agreement (or standstill provisions contained in any agreement) to which such third party is a party, or terminate, modify, amend or waive the terms thereof and the Company undertakes to strictly enforce, or cause its Subsidiaries to strictly enforce, the terms thereof.

7.2 Notification of Acquisition Proposals

The Company shall promptly provide notice to Hudbay of any Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries or any request to engage in discussions or negotiations with the Company in connection with an Acquisition Proposal or request for access to the properties, books or records of the Company or any Subsidiary, in each case received on or after the date hereof, by the Company or any of its Subsidiaries, or any of its or their Representatives. Such notice to Hudbay shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours of such Acquisition Proposal, proposal, inquiry, offer, or request) in writing and shall indicate the identity of the Person or group of Persons making such proposal, inquiry or contact, all terms and conditions thereof (including the Company's valuation of any non-cash consideration) and such other details of such Acquisition Proposal, proposal, inquiry, offer, or request known to the Company, and shall include copies of any such Acquisition Proposal, proposal, inquiry, offer or request and all written communications (and a summary of all discussions) related thereto. The Company shall keep Hudbay promptly and fully informed of the status, including any material changes, modifications or amendments to the terms of any such Acquisition Proposal, proposal, inquiry, offer, inquiry or request and will respond promptly to all inquiries by Hudbay with respect thereto.

7.3 Responding to Acquisition Proposals

Notwithstanding Section 7.1, if, prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company receives a an unsolicited bona fide written Acquisition Proposal, the Company may (x) engage in or participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal, and (y) provide such Person or group of Persons non-public information relating to the Company or any of its Subsidiaries or access to the properties, books or records of the Company or any Subsidiary, if and only if:

(a) the Company Board first determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or, if consummated in accordance with its terms, would reasonably be expected to constitute a Superior Proposal, and has provided Hudbay with written notice of such determination;

(b) such Person was not restricted from making the Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar restriction with the Company or any of its Subsidiaries;

(c) the Company has been, and continues to be, in compliance with its obligations under this Article 7; and

(d) prior to providing any such copies, access or disclosure, (i) the Company enters into a confidentiality and standstill agreement with such Person that contains a customary standstill provision and that is otherwise on terms that are no less favourable to the Company than those found in the Confidentiality Agreement, (ii) the Company provides Hudbay with a true, complete and final executed copy of such confidentiality agreement, and (iii) such copies, access or disclosure provided to such Person shall have already been or shall concurrently be provided to Hudbay.

7.4 Superior Proposals and Right to Match

(a) Notwithstanding anything to the contrary in this Agreement, if, prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company receives an unsolicited written Acquisition Proposal that the Company Board (after receiving advice from its financial advisors and outside legal counsel) determines in good faith constitutes a Superior Proposal, the Company Board may make a Change in Recommendation and/or enter into a definitive agreement (a "Proposed Agreement"), with respect to such Superior Proposal if and only if:

(i) the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction with the Company or any of its Subsidiaries;

(ii) the Company has been, and continues to be, in compliance with its obligations under this Article 7;

(iii) the Company has provided Hudbay with a notice in writing (a "Superior Proposal Notice"), which notice shall contain (A) the determination of the Company Board that such Acquisition Proposal is a Superior Proposal, (B) all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and

(C) the value in financial terms that the Company Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(iv) at least five business days shall have elapsed from the date that Hudbay received the Superior Proposal Notice from the Company (the "Matching Period");

(v) during the Matching Period, Hudbay shall have had the opportunity (but not the obligation) to amend the terms of the Arrangement in accordance with Section 7.4(b);

(vi) after the Matching Period, the Company Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal compared to any amendments to the terms of the Arrangement proposed by Hudbay; and

(vii) prior to or concurrently with entering into such Proposed Agreement, the Company shall have terminated this Agreement pursuant to Section 8.2(a)(iv)(B) and shall have paid to Hudbay the Company Termination Payment.

(b) The Company acknowledges and agrees that, during the Matching Period or such longer period as the Company may approve, (i) Hudbay shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement, (ii) the Company shall, and shall cause its Representatives to, co-operate with Hudbay with respect thereto and negotiate in good faith with Hudbay to enable Hudbay to make such amendments to the terms and conditions of this Agreement and the Arrangement as Hudbay deems appropriate and as would enable Hudbay to proceed with the Arrangement and any related transactions on such amended terms, and (iii) the Company Board will review any proposal by Hudbay to amend the terms of the Arrangement in order to determine in good faith whether such proposal would result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to constitute a Superior Proposal compared to the proposed amendments to the terms of the Arrangement. If as a consequence of the foregoing, the Company Board determines that such Acquisition Proposal would cease to constitute a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement, the Company shall promptly so advise Hudbay and the Company and Hudbay shall amend this Agreement and the Plan of Arrangement to reflect such proposed amendments and shall take or cause to be taken all such actions as are necessary to give effect to the foregoing.

(c) The Company Board shall promptly reaffirm the Company Board Recommendation by press release after: (i) any Acquisition Proposal which the Company Board determines not to constitute a Superior Proposal is publicly announced or disclosed; or (ii) the Company Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or disclosed no longer constituting a Superior Proposal. Hudbay and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

(d) Each successive amendment or modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.4 (and Hudbay shall be afforded a new five business day Matching Period from the date of its receipt of the Superior Proposal Notice).

(e) If the Company provides Hudbay with a Superior Proposal Notice on a date that is less than five business days prior to the Company Meeting, the Company shall, if requested by Hudbay, adjourn or postpone the Company Meeting to a date that is not more 10 ten business days after the date of scheduled for the Company Meeting, provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than the seventh business day prior to the Outside Date.

(f) Nothing in this Agreement shall prevent the Company Board from (i) responding through a directors' circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal that it determines is not a Superior Proposal, (ii) making disclosure to the Company Shareholders if the Company Board (after receiving advice from its external financial and legal advisors), shall have determined in good faith that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required by Law (it being understood that the Company Board shall not be entitled to make a Change in Recommendation other than in accordance with the other provisions of this Section 7.4), provided that in the case of (i) and (ii) the Company shall provide Hudbay and its outside legal counsel with a reasonable opportunity to review the form and content of any such disclosure and shall give reasonable consideration to any comments made by Hudbay and its outside legal counsel, or (iii) calling and holding a meeting of Company Shareholders requisitioned by Company Shareholders in accordance with the OBCA or as otherwise required by Law.

7.5 Breach by Representatives

Without limiting the generality of the foregoing, (i) the Company shall ensure that the Representatives retained by the Company and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the restrictions set out in this Article 7, (ii) any violation of the restrictions set out in this Article 7 by the Company, its Subsidiaries or its or their Representatives will be deemed to be a breach of this Article 7 by the Company, and (iii) the Company shall be responsible for any breach of this Article 7 by such Representatives.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2 Termination

(a) This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Company Shareholders and/or by the Court, as applicable):

(i) by mutual written agreement of the Company and Hudbay;

(ii) by either the Company or Hudbay, if:

(A) the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B) after the date hereof, there shall have been enacted, made or enforced any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or Hudbay from consummating the Arrangement and such applicable Law, prohibition or enjoinment shall have become final and non-appealable; or

(C) the Company Shareholder Approval shall not have been obtained at the Company Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order, except that the right to terminate this Agreement under this Section 8.2(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure to receive the Company Shareholder Approval;

(iii) by Hudbay, if:

(A) (1) the Company Board fails to recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, qualify, amend or modify, in a manner adverse to Hudbay, the Company Board Recommendation, (2) the Company Board fails to publicly reaffirm (without qualification) the Company Board Recommendation within five business days (and in any case at least three business days prior to the Company Meeting) after having been requested in writing by Hudbay to do so, (3) the Company Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced or publicly disclosed Acquisition Proposal in respect of the Company for more than five business days (or beyond the date that is three business days prior to the Company Meeting) after such Acquisition Proposal's public announcement or public disclosure (a "Change in Recommendation"), or (4) the Company shall have breached Section 7.1;

(B) a Company Material Adverse Effect has occurred and is continuing; or

(C) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than in Section 7.1) shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.2 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date, provided that Hudbay is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.3 not to be satisfied; or

(iv) by the Company, if:

(A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Hudbay set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 6.1 or 6.3 not to be satisfied, and such breach or failure is incapable of being cured prior to the Outside Date, provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 or 6.2 not to be satisfied; or

(B) a Hudbay Material Adverse Effect has occurred and is continuing;

(C) prior to the approval of the Arrangement Resolution, the Company Board authorizes the Company to enter into a Proposed Agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.3), provided that the Company is then in compliance with Article 7 in all material respects and that prior to or concurrently with such termination, the Company pays the Company Termination Payment to Hudbay pursuant to Section 8.4.

(b) The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party's exercise of its termination right.

(c) If this Agreement is terminated pursuant to Section 8.1 or Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that: (i) in the event of termination under Section 8.1 as a result of the Effective Time occurring, the provisions of this Section 8.2(c) and Sections 5.15, 9.2, 9.3 and 9.11 and all related definitions set forth in Section 1.1 shall survive for a period of six years thereafter; (ii) in the event of termination under Section 8.2, the provisions of this Section 8.2(c) and Sections 8.4, 9.2, 9.3, 9.4, 9.5, 9.6 and 9.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive; and (iii) neither Party shall be relieved or released from any liabilities or damages arising out of fraud, criminal acts, or willful breach of any provision of this Agreement.

8.3 Notice and Cure

(a) Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; or

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 8.3 shall not limit or otherwise affect representations, warranties, covenants and agreements of the Parties (or the remedies available hereunder to the Party receiving that notice) or the conditions to the obligations of the Parties under this Agreement.

(b) No Party may terminate this Agreement under Section 8.2(a)(iii)(C) or Section 8.2(a)(iv)(A), as applicable, and no payments are payable as a result of such termination pursuant to Section 8.4 unless, prior to the Effective Date, the Party seeking to terminate this Agreement has delivered a written notice to the other Party indicating its intention to terminate this Agreement and specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, no Party may terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten (10) business days from such notice.

8.4 Termination Payments

(a) Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b) For the purposes of this Agreement, "Termination Payment Event" means the termination of this Agreement:

(i) by Hudbay pursuant to Section 8.2(a)(iii)(A) [Change in Recommendation or Breach of Non-Solicitation];

(ii) by the Company pursuant to Section 8.2(a)(iv)(B) [Superior Proposal]; or

(iii) by either Party pursuant to Section 8.2(a)(ii)(A) [Outside Date] or by either Party pursuant to Section 8.2(a)(ii)(C) [Company Shareholder Approval], or by Hudbay pursuant to Section 8.2(a)(iii)(C) [Company Breach of Representations, Warranties or Covenants], or by the Company pursuant to Section 8.2(a)(iv)(A) [Hudbay Breach of Representations, Warranties or Covenants] at a time when this Agreement was terminable by Hudbay pursuant to Section 8.2(a)(iii)(A) [Change in Recommendation or Breach of Non-Solicitation], but in each case only if (A) prior to such termination, an Acquisition Proposal in respect of the Company shall have been made or proposed to the Company or publicly announced by any Person (other than Hudbay or its affiliates) or a Person shall have publicly announced an intention to do so (which has not been withdrawn) and (B) within 12 months following the date of such termination either (1) the Company or one or more of its Subsidiaries enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above), or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated (and, for purposes of this Section 8.4(b)(iii), the term "Acquisition Proposal" shall have the meaning ascribed to such term in Section 1.1, except that a reference to "20%" therein shall be deemed to be a reference to "50%").

(c) If a Termination Payment Event occurs, the Company shall pay the Company Termination Payment to Hudbay, or as Hudbay may direct, as liquidated damages in consideration for the loss of Hudbay's rights under this Agreement, by wire transfer of immediately available funds, as follows:

(i) if the Company Termination Payment is payable pursuant to Section 8.4(b)(i), the Company Termination Payment shall be payable within two business days following such termination;

(ii) if the Company Termination Payment is payable pursuant to Section 8.4(b)(ii), the Company Termination Payment shall be payable prior to or concurrently with such termination; or

(iii) if the Company Termination Payment is payable pursuant to Section 8.4(b)(iii), the Company Termination Payment shall be payable concurrently upon the earlier of the entering into of the Contract referred to therein or upon the consummation of the Acquisition Proposal referred to therein.

(d) In the event that this Agreement is validly terminated by the Company pursuant to Section 8.2(a)(iv)(A) [Hudbay Breach of Representations, Warranties or Covenants] at a time when Hudbay was not otherwise entitled to terminate this Agreement pursuant to Section 8.2(a)(iii)(A) [Change in Recommendation or Breach of Non-Solicitation], Hudbay shall reimburse the Company for all reasonable and documented expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, provided that such reimbursement shall be limited to a maximum of $250,000. Any reimbursement of expenses paid pursuant to this Section 8.4(d) shall be paid in cash by wire transfer of immediately available funds, within two business days following the valid termination of this Agreement by the Company.

(e) Each of the Parties acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.4 are payments in consideration for the disposition of rights of the Party entitled to receive such payments, and that the amounts set out in this Section 8.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Hudbay is entitled to the Company Termination Payment and the Company Termination Payment is paid in full, Hudbay shall be precluded from any other remedy against the Company at Law or in equity or otherwise (including, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby; provided, however, that the foregoing limitations shall not apply in the event of fraud or any wilful or intentional breach by the Company of any of its obligations under this Agreement.

8.5 Amendment

Subject to the provisions of the Interim Order and Final Order and applicable Laws, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d) waive compliance with or modify any mutual conditions precedent herein contained.

8.6 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party or Parties to be bound by the waiver. A Party's failure or delay in exercising any right or remedy under this Agreement will not operate as a waiver of such right or remedy. A single or partial exercise of any right or remedy will not preclude a Party from any other or further exercise of that right or the exercise of any other right or remedy.

ARTICLE 9

GENERAL PROVISIONS

9.1 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Hudbay shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Hudbay completes the transactions contemplated by this Agreement, Hudbay shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a) for purposes other than those for which such Transaction Personal Information was collected by the Company prior to the Effective Date; and

(b) which does not relate directly to the carrying on of the business of the Company or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Hudbay shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Hudbay shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Hudbay shall promptly deliver to the Company all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of Hudbay.

9.2 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a) if to Hudbay:

Hudbay Minerals Inc.

25 York Street, Suite 800
Toronto, Ontario
Canada M5J 2V5

Attention: Chief Executive Officer

Email:	[Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention:      Kari MacKay

Email:            kmackay@goodmans.ca

(b) if to the Company:

Rockcliff Metals Corporation
82 Richmond Street East
Toronto, Ontario

M5C 1P1

Attention:	Chief Executive Officer
Email:	[Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Peterson McVicar LLP

18 King St. E., Suite 902

Toronto, Ontario M5C 1C4

Attention:             James McVicar

Email:                   jmcvicar@petelaw.com

9.3 Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4 Injunctive Relief

Subject to Section 8.4(e), the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.4(e), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties. The Parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Hudbay would have entered into this Agreement.

9.5 Time of Essence

Time shall be of the essence in this Agreement.

9.6 Entire Agreement, Binding Effect

This Agreement (including the exhibits and schedules hereto and the Company Disclosure Letter), the Confidentiality Agreement and the Option Termination Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

9.7 No Liability

No director or officer of Hudbay shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Hudbay. No director or officer of the Company shall have any personal liability whatsoever to Hudbay under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

9.8 Further Assurances

Each Party shall use commercially reasonable efforts do all such things and provide reasonable assurances as may be required to consummate the Arrangement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

9.9 Assignment and Enurement

Hudbay may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, its wholly-owned Subsidiary, provided that if such assignment and/or assumption takes place, Hudbay shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly-owned Subsidiary of Hudbay. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Party hereto. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

9.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11 No Third Party Beneficiaries

The provisions of Section 5.15 are: (i) intended for the benefit of all present and former directors and officers of the Company and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representations (collectively, the "Third Party Beneficiaries") and the Company shall hold the rights and benefits of Section 5.15 in trust for and on behalf of the Third Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except for the rights of the Company Shareholders to receive the consideration for their Company Shares following the Effective Time pursuant to the Arrangement, which rights are hereby acknowledged and agreed by Hudbay, and except as provided in Section 5.15, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Agreement.

9.12 Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF Hudbay and the Company have executed this Agreement as of the date first written above.

HUDBAY MINERALS INC.

Per:	"Mark Gupta"
Name: Mark Gupta
Title: Vice President, Corporate Development

ROCKCLIFF METALS CORPORATION

Per:	"Ken Lapierre"
Name: Ken Lapierre
Title: President & CEO

SCHEDULE A

PLAN OF ARRANGEMENT

(See attached)

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires:

"Arrangement" means the arrangement of the Company under the provisions of section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (with the prior written consent of both the Company and Hudbay, each acting reasonably);

"Arrangement Agreement" means the arrangement agreement dated June 19, 2023 between Hudbay and the Company to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, together with the Company Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered and, if thought fit, passed at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which will include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and Hudbay, each acting reasonably;

"Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, agreement, licence, classification, restriction, registration, consent, order, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction or decision having the force of Law, of, from or required by any Governmental Entity having jurisdiction over such Person;

"business day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

"Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to the OBCA after the Articles of Arrangement have been filed;

"Company" means Rockcliff Metals Corporation, a corporation existing under the laws of the Province of Ontario;

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, and information incorporated by reference therein, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by Hudbay;

"Company Option Plan" means the stock option plan of the Company effective April 27, 2011, as amended;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Option Plan;

"Company Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires;

"Company Shares" means the common shares in the capital of the Company;

"Company Warrants" means the outstanding common share purchase warrants of the Company;

"Consideration" means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.006776 Consideration Shares for each Company Share;

"Consideration Shares" means the Hudbay Shares to be issued to Company Shareholders pursuant to this Plan of Arrangement;

"Court" means the Ontario Superior Court of Justice (Commercial List);

"Depositary" means Computershare Investor Services Inc., or such other Person as the Parties may appoint (acting reasonably) to act as depositary in respect of the Arrangement;

"Director" means the Director appointed under section 278 of the OBCA;

"Dissent Rights" has the meaning ascribed thereto in Section 5.1(a);

"Dissent Shares" means Company Shares held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

"Dissenting Shareholder" means a registered Company Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Dissent Shares;

"DRS Advice" has the meaning specified in Section 4.1;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

"Final Order" means the final order of the Court contemplated by Section 2.7 of the Arrangement Agreement, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented, modified or varied by the Court (with the consent of both the Company and Hudbay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Hudbay, each acting reasonably) on appeal;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX and the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hudbay" means Hudbay Minerals Inc., a corporation existing under the laws of Canada;

"Hudbay Shares" means the common shares in the capital of Hudbay;

"including" means including without limitation, and "include" and "includes" have a corresponding meaning;

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement and the Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement, in a form and substance acceptable to the Company and Hudbay, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended, supplemented, modified or varied by the Court with the consent of the Company and Hudbay, each acting reasonably;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, that are binding upon or applicable to such Person or its business, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Securities Laws (as defined in the Arrangement Agreement) and applicable common law, and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or its business, undertaking, property or securities;

"Letter of Transmittal" means the Letter of Transmittal to be delivered by the Company to Company Shareholders for use in connection with the Arrangement;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims or other third party interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Notice of Dissent" means a written notice provided by a Company Shareholder that is a registered holder of Company Shares to the Company setting forth such Company Shareholder's objection to the Arrangement Resolution and exercise of Dissent Rights;

"NYSE" means the New York Stock Exchange;

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Parties" means, together, Hudbay and the Company, and "Party" means either of them as the context requires;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Company and Hudbay, each acting reasonably, and references to "Article" or "Section" mean the specified Article or Section of this Plan of Arrangement;

"Replacement Warrants" means the outstanding Company Warrants from and after the time they become exercisable for Hudbay Shares in accordance with their terms as contemplated in Section 3.1 and which, for purposes of U.S. Securities Laws, may be considered replacement warrants;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

"U.S. Securities Laws" means the U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities Laws.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

1.5 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.7 No Strict Construction

The language used in this Plan of Arrangement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

1.8 Statutory References

A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.9 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein.

1.10 Time

Time is of the essence in the performance of the Parties' respective obligations hereunder.

1.11 Time References

In this Plan of Arrangement, unless otherwise specified, any references to time are to local time, Vancouver, British Columbia.

1.12 Other Definitions

Capitalized terms that are used herein but not defined shall have the meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2 Effectiveness

This Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on Hudbay, the Company, the Depositary, the Company Shareholders, including the Dissenting Shareholders, and the holders of Company Options and Company Warrants, in each case, without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

2.3 The Arrangement

The following steps shall occur and shall be deemed to occur, commencing at the Effective Time, sequentially in the following order, with each such step after the first occurring five minutes after the preceding step (except where otherwise indicated), and without any further authorization, act or formality on the part of any Person:

(a) Notwithstanding any vesting or exercise or other provisions to which a Company Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Company Option Plan), each Company Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a holder, be cancelled in exchange for an aggregate payment by the Company of $1.00 to each holder of Company Options (regardless of the number of Company Options held) and immediately thereafter, the Company Option Plan and any agreements related thereto shall be terminated and neither the Company nor Hudbay shall have any liabilities or obligations with respect to any Company Option, the Company Option Plan or any such agreement.

(b) Each Dissent Share shall be transferred and assigned by the holder thereof without any further act or formality on its part, free and clear of all Liens, to the Company for cancellation in accordance with, and for the consideration contemplated in, Section 5.1, and upon such transfer:

(i) such Dissenting Shareholder shall cease to be the registered holder of each such Dissent Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of the Company Shareholders in respect of each such Dissent Share, and at such time each Dissenting Shareholder will have only the rights set out in Section 5.1;

(ii) such Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Dissent Share; and

(iii) each such Dissent Share shall be cancelled, and the central securities register of the Company shall be revised accordingly.

(c) Each Company Shareholder, other than Hudbay and a Dissenting Shareholder, shall transfer and assign their Company Shares, free and clear of any Liens, to Hudbay in exchange for the Consideration for each such Company Share so transferred, and in respect of the Company Shares so transferred:

(i) the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Company Share and the name of such registered holder shall be removed from the register of Company Shareholders;

(ii) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Company Share; and

(iii) Hudbay shall be the holder of all of the outstanding Company Shares, free and clear of all Liens, and the central securities register of the Company shall be revised accordingly.

ARTICLE 3

COMPANY WARRANTS

3.1 Company Warrants

(a) After the Effective Time, in accordance with and subject to the terms of the Company Warrants, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Hudbay Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder's Company Warrants immediately prior to the Effective Time and thereafter each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant, provided that. their exercise shall be subject to holders adhering to certain requirements under the U.S. Securities Act as shall be described in the Company Circular.

(b) This Section 3.1 is subject to adjustment in accordance with the terms of the applicable Company Warrant certificates.

ARTICLE 4

DELIVERY OF CONSIDERATION

4.1 Deposit of Consideration

(a) Following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with Section 2.10 of the Arrangement Agreement, Hudbay shall deposit in escrow, or cause to be deposited in escrow, with the Depositary sufficient Consideration Shares to satisfy the Consideration payable to the Company Shareholders in accordance with Section 2.3, which shall be held by the Depositary in escrow as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of this Article 4.

(b) Upon surrender to the Depositary for cancellation of a certificate or a direct registration statement (DRS) advice (a "DRS Advice") which immediately prior to the Effective Time represented one or more Company Shares that were transferred under the Arrangement, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as the Depositary or Hudbay may reasonably require, the holder of the Company Shares represented by such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder (in each case less any amounts withheld pursuant to Section 4.7), the Consideration that such holder has the right to receive, and the certificate or DRS Advice so surrendered shall forthwith be cancelled.

(c) In the event of a transfer of ownership of Company Shares which was not registered in the transfer records of Company, the Consideration that such holder has the right to receive, subject to Section 2.3, shall be delivered to the transferee if the certificate or DRS Advice which immediately prior to the Effective Time represented Company Shares that were exchanged for the Consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

(d) After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(b), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares, other than Company Shares held by Hudbay and the Dissent Shares, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS Advice is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 4.7.

4.2 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Consideration Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(c) until the holder of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Company Shares that were exchanged for Consideration Shares pursuant to Section 2.3(c), without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares to which such holder is entitled pursuant hereto, and (ii) to the extent not paid under clause (i), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and the payment date subsequent to surrender payable with respect to such Consideration Shares.

4.3 Deemed Fully Paid and Non-Assessable Shares

All Consideration Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

4.4 No Fractional Shares

No fractional Consideration Shares shall be issued upon the exchange of Company Shares pursuant to Sections 2.3(c) and 4.1. The number of Hudbay Shares to be issued to a Company Shareholder pursuant to Sections 2.3(c) and 4.1 shall be rounded down to the nearest whole Hudbay Share in the event that a Company Shareholder would otherwise be entitled to a fractional share representing less than a whole Hudbay Share.

4.5 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares, which were exchanged in accordance with Section 2.3(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the aggregate Consideration which such holder is entitled to receive in accordance with this Plan of Arrangement. When authorizing such delivery of the aggregate Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Hudbay and the Depositary in such amount as Hudbay and the Depositary may direct, or otherwise indemnify Hudbay, the Company and the Depositary and/or any of their respective representatives or agents in a manner satisfactory to Hudbay and the Depositary, against any claim that may be made against Hudbay, the Company or the Depositary and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Company.

4.6 Extinction of Rights

Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 2.3(c) that is not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of the Company or Hudbay. On such date, the Consideration Shares, as applicable, to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Hudbay. None of Hudbay, the Company or the Depositary shall be liable to any person in respect of any Consideration Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.7 Withholding Rights; Tax Consequences

Hudbay, the Company, the Depositary and any Person on their behalf, shall be entitled to deduct and withhold from any amounts payable to any Person pursuant to the Arrangement or under this Plan of Arrangement (including without limitation, any amounts payable pursuant to Section 2.2, Article 4 and Article 5 of this Plan of Arrangement), and from all dividends, interest, and other amounts payable or distributable to former Company Shareholders, or holders of Company Options or Company Warrants, such amounts as Hudbay, the Company, the Depositary or any Person on behalf of any of the foregoing, is or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of local, state, federal, provincial or foreign Law, in each case, as amended, or under the administrative practice of the relevant Governmental Entity administering such Law, and to request from any recipient of any payment hereunder any necessary tax forms or any other proof of exemption from withholding or any similar information. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are properly reported and actually remitted to the applicable Governmental Entity. In any case where the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable, Hudbay, the Company, the Depositary and any Person on behalf of the foregoing, as the case may be, is authorized to sell or otherwise dispose of such portion of the Consideration (or other entitlements hereunder) as is necessary in order to fully fund such liability, and such Person shall remit any unapplied balance of the net proceeds of such sale to the holder.

4.8 Transfer Free and Clear

For greater certainty, any transfer or exchange of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.

4.9 Interest

Under no circumstances shall interest accrue or be paid by the Company, Hudbay, the Depositary or any other Person to any Company Shareholder or other Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Company Shares or holders of Company Warrants or Company Options.

ARTICLE 5

RIGHTS OF DISSENT

5.1 Dissent Rights

(a) Pursuant to the Interim Order, Company Shareholders who are registered holders of Company Shares may exercise rights of dissent in connection with the Arrangement ("Dissent Rights") under section 185 of the OBCA, as modified by this Article 5, the Interim Order and the Final Order, with respect to all (but not less than all) of the Company Shares held, provided that the Notice of Dissent contemplated by section 185(6) of the OBCA must be received by the Company by 4:00 p.m. on the date that is at least two business days prior to the date of the Company Meeting or any date to which the Company Meeting may be postponed or adjourned and provided further that holders who duly exercise such Dissent Rights and who:

(i) are ultimately entitled to be paid the fair value of their Dissent Shares by the Company: (A) will be entitled to be paid the fair value of such Dissent Shares by the Company, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be the fair value of such Dissent Shares determined as of the close of business on the day immediately before the approval of the Arrangement Resolution; (B) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(b), if applicable); (C) shall be deemed to have transferred and assigned such Dissent Shares, free and clear of any Liens to the Company for cancellation in accordance with Section 2.3(b); and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; and

(ii) are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Company Shares, and shall be entitled to receive only the Consideration pursuant to Section 2.3(c) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

(b) In no circumstances shall Hudbay, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(c) In no case shall Hudbay, the Company or any other Person be required to recognize holders of Company Shares who exercise Dissent Rights as holders of Company Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Company Shares at the time at which the step in Section 2.3(b) occurs.

(d) For greater certainty, (i) no holder of Company Options or Company Warrants shall be entitled to Dissent Rights in respect of such holder's Company Options or Company Warrants, and (ii) in addition to any other restrictions under the Interim Order and the OBCA, no holders of Company Shares who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

ARTICLE 6

GENERAL

6.1 Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Company Shares, Company Options and Company Warrants issued prior to the Effective Time, and (b) the rights and obligations of the holders of Company Shares, Company Options and Company Warrants, and the Company, Hudbay, the Depositary and any trustee or transfer agent therefor in relation thereto, and any other Person having any right, title or interest in or to Company Shares, Company Options and Company Warrants, shall be solely as provided for in this Plan of Arrangement.

6.2 Amendment

(a) Hudbay and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) agreed to in writing by the Company and Hudbay, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iii) communicated to Company Shareholders and the holders of Company Options and Company Warrants if and as required by the Court.

(b) Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hudbay and the Company at any time prior to the Company Meeting (provided, however, that the Parties shall have consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Hudbay and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and Hudbay without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and Hudbay, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of Hudbay and the Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

ARTICLE 7

U.S. SECURITIES LAW EXEMPTION

7.1 U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and Hudbay each agree that this Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that (i) all Consideration Shares issued under the Arrangement will be issued by Hudbay in exchange for Company Shares, and (ii) all Replacement Warrants resulting in accordance with the terms of the Company Warrants upon the effectiveness of the Arrangement, in each case, pursuant to this Plan of Arrangement, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(a) The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario), involving Hudbay Minerals Inc. ("Hudbay") and Rockcliff Metals Corporation (the "Company"), all as more particularly described and set forth in the management information circular (the "Circular") of the Company dated ⬤, 2023 accompanying the notice of this meeting (as the Arrangement may be modified, supplemented or amended), is hereby authorized, approved and adopted;

(b) The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving the Company and implementing the Arrangement, the full text of which is set out in Appendix ⬤ to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended), is hereby approved and adopted;

(c) The arrangement agreement among Hudbay and the Company, dated as of June 19, 2023, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the "Arrangement Agreement") and all the transactions contemplated therein and the actions of the directors of the Company in approving the Arrangement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto are hereby confirmed, ratified and approved;

(d) The Company is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended from time to time in accordance with their terms);

(e) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to, or approval of, the shareholders of the Company:

(i) to modify, supplement or amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

(f) Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.